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RECEIVED
2007 APR 11 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022532

4 April 2007

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

SUPPL

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 4 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 25 January 2007 up to 29 March 2007, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 8 January 2007 up to 28 March 2007.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

Yours truly

Carol Au
Manager, Legal

encl

Singapore Airport Terminal Services Limited.
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189783A

Date/Time : 07/03/2007 12:31

Transaction No : C070102789

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. N...

It is important to print a copy of the re...

RECEIVED
2007 APR 11 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	02/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060545870**	**0**	**0**
Amount of Issued Share Capital :	**205210733.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205210733.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189778A

Date/Time : 07/03/2007 12:28

Transaction No : C070102783

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	02/03/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060525870**	**0**	**0**
Amount of Issued Share Capital :	**205168933.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205168933.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002189773A
Transaction No	: C070102775
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 07/03/2007 12:26

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	02/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060523170**	**0**	**0**
Amount of Issued Share Capital :	**205164613.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205164613.65**	**0**	**0**

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INFORMATION RESOURCES

Receipt Enquiry

This is a comprehensive listing of receipts available for all transactions.

Receipt No. :	ACR0000002189738A
Date and Time :	07/03/2007 12:17:34
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed ✓

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C070102743	10.00	0.00
Total			**10.00**	**0.00**

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	02/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060520570**	**0**	**0**
Amount of Issued Share Capital :	**205159933.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205159933.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002189445A	Date/Time : 07/03/2007 10:40
Transaction No	: C070102451	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	01/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060504770**	**0**	**0**
Amount of Issued Share Capital :	**205125173.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205125173.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189437A

Date/Time : 07/03/2007 10:38

Print

Transaction No : C070102441

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	01/03/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060499570**	**0**	**0**
Amount of Issued Share Capital :	**205114305.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205114305.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002189423A
Transaction No	: C070102429
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 07/03/2007 10:34

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	01/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060496970**	**0**	**0**
Amount of Issued Share Capital :	**205110483.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205110483.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189407A

Date/Time : 07/03/2007 10:31

Transaction No : C070102418

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	01/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060491770**	**0**	**0**
Amount of Issued Share Capital :	**205102163.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205102163.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189391A

Date/Time : 07/03/2007 10:27

Transaction No : C070102401

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	01/03/2007		

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060489170**	**0**	**0**
Amount of Issued Share Capital :	**205098939.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205098939.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002189387A
Transaction No	: C070102397
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 07/03/2007 10:25

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	01/03/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060486570**	**0**	**0**
Amount of Issued Share Capital :	**205094259.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205094259.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189379A

Date/Time : 07/03/2007 10:21

Transaction No : C070102386

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	61600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	01/03/2007		

Save | Delete | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060481370**	**0**	**0**
Amount of Issued Share Capital :	**205082819.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205082819.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002189372A	Date/Time : 07/03/2007 10:19
Transaction No	: C070102377	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	01/03/2007		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060419770**	**0**	**0**
Amount of Issued Share Capital :	**204954075.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204954075.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189366A

Date/Time : 07/03/2007 10:16

Transaction No : C070102367

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	01/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060413970**	**0**	**0**
Amount of Issued Share Capital :	**204945549.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204945549.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002189353A	Date/Time : 07/03/2007 10:13
Transaction No	: C070102357	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	01/03/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060408770**	**0**	**0**
Amount of Issued Share Capital :	**204937229.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204937229.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189342A

Date/Time : 07/03/2007 10:10

Transaction No : C070102345

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	01/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060403570**	**0**	**0**
Amount of Issued Share Capital :	**204930781.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204930781.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002189331A	Date/Time : 07/03/2007 10:07
Transaction No	: C070102330	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	74800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	01/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060384170**	**0**	**0**
Amount of Issued Share Capital :	**204895861.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204895861.65**	**0**	**0**

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002186124A	Date/Time : 05/03/2007 11:16
Transaction No	: C070098865	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	44200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	28/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060309370**	**0**	**0**
Amount of Issued Share Capital :	**204731301.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204731301.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002186111A

Date/Time : 05/03/2007 11:12

Transaction No : C070098849

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	28/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060265170**	**0**	**0**
Amount of Issued Share Capital :	**204638923.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204638923.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002186095A	Date/Time : 05/03/2007 11:08
Transaction No	: C070098831	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	28/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060257370**	**0**	**0**
Amount of Issued Share Capital :	**204627457.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204627457.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002186082A

Date/Time : 05/03/2007 11:05

Transaction No : C070098818

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	28/02/2007		

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biz FILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060254770**	**0**	**0**
Amount of Issued Share Capital :	**204623297.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204623297.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002186061A

Date/Time : 05/03/2007 11:01

Print

Transaction No : C070098805

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	28/02/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060252170**	**0**	**0**
Amount of Issued Share Capital :	**204618617.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204618617.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002185996A	Date/Time : 05/03/2007 10:39
Transaction No	: C070098732	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	32000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	27/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060205370**	**0**	**0**
Amount of Issued Share Capital :	**204515657.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204515657.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002185990A	Date/Time : 05/03/2007 10:37
Transaction No	: C070098725	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	27/02/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060173370**	**0**	**0**
Amount of Issued Share Capital :	**204448777.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204448777.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002185979A

Date/Time : 05/03/2007 10:34

Print

Transaction No : C070098717

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	27/02/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060170170**	**0**	**0**
Amount of Issued Share Capital :	**204444073.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204444073.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002185971A
Transaction No	: C070098709
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 05/03/2007 10:31

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	27/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060167570**	**0**	**0**
Amount of Issued Share Capital :	**204439913.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204439913.65**	**0**	**0**

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002185958A
Transaction No	: C070098698
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 05/03/2007 10:29

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	27/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060159170**	**0**	**0**
Amount of Issued Share Capital :	**204424793.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204424793.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002185883A	Date/Time : 05/03/2007 10:03
Transaction No	: C070098622	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	87300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	27/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060135170**	**0**	**0**
Amount of Issued Share Capital :	**204371993.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204371993.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002185876A	Date/Time : 05/03/2007 10:00
Transaction No	: C070098616	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	27/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060047870**	**0**	**0**
Amount of Issued Share Capital :	**204189536.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204189536.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002185869A

Date/Time : 05/03/2007 09:57

Print

Transaction No : C070098612

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	27/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060023570**	**0**	**0**
Amount of Issued Share Capital :	**204153815.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204153815.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002185863A
Transaction No	: C070098605
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 05/03/2007 09:54

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	27/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060004070**	**0**	**0**
Amount of Issued Share Capital :	**204122615.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204122615.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002185854A — Date/Time : 05/03/2007 09:52

Transaction No : C070098600

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	27/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059992370**	**0**	**0**
Amount of Issued Share Capital :	**204108107.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204108107.65**	**0**	**0**

RECEIPT

GST No. :M9-0008879-T

Receipt No	: ACR0000002185844A
Transaction No	: C070098591
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 05/03/2007 09:48

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	77300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	27/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059970970**	**0**	**0**
Amount of Issued Share Capital :	**204069587.65**	**0**	**0**
Amount of Paid-up Share Capital :	**204069587.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002181311A

Date/Time : 28/02/2007 17:12

Transaction No : C070093285

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	42200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059893670**	**0**	**0**
Amount of Issued Share Capital :	**203899527.65**	**0**	**0**
Amount of Paid-up Share Capital :	**203899527.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002181300A

Date/Time : 28/02/2007 17:10

Print

Transaction No : C070093273

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059851470**	**0**	**0**
Amount of Issued Share Capital :	**203811329.65**	**0**	**0**
Amount of Paid-up Share Capital :	**203811329.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002181291A
Transaction No	: C070093262
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 28/02/2007 17:07

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059848870**	**0**	**0**
Amount of Issued Share Capital :	**203807507.65**	**0**	**0**
Amount of Paid-up Share Capital :	**203807507.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002181274A

Date/Time : 28/02/2007 17:05

Print

Transaction No : C070093243

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares..

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	23/02/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059846270**	**0**	**0**
Amount of Issued Share Capital :	**203803347.65**	**0**	**0**
Amount of Paid-up Share Capital :	**203803347.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002181236A

Date/Time : 28/02/2007 16:57

Print

Transaction No : C070093193

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	39600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	23/02/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059843670**	**0**	**0**
Amount of Issued Share Capital :	**203798667.65**	**0**	**0**
Amount of Paid-up Share Capital :	**203798667.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002181211A

Date/Time : 28/02/2007 16:53

Print

Transaction No : C070093172

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.27		
unpaid :	0		

Date of Allotment: 23/02/2007

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059804070**	**0**	**0**
Amount of Issued Share Capital :	**203711547.65**	**0**	**0**
Amount of Paid-up Share Capital :	**203711547.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002181185A

Date/Time : 28/02/2007 16:50

Print

Transaction No : C070093150

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	48650		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059796320**	**0**	**0**
Amount of Issued Share Capital :	**203693955.15**	**0**	**0**
Amount of Paid-up Share Capital :	**203693955.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002181163A

Date/Time : 28/02/2007 16:46

Print

Transaction No : C070093127

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13620		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059747670**	**0**	**0**
Amount of Issued Share Capital :	**203592276.65**	**0**	**0**
Amount of Paid-up Share Capital :	**203592276.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002181136A

Date/Time : 28/02/2007 16:43

Transaction No : C070093099

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059734050**	**0**	**0**
Amount of Issued Share Capital :	**203572255.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203572255.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002181101A

Date/Time : 28/02/2007 16:38

Transaction No : C070093062

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	23/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059718550**	**0**	**0**
Amount of Issued Share Capital :	**203547455.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203547455.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002181086A

Date/Time : 28/02/2007 16:36

Print

Transaction No : C070093048

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	23/02/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059715950**	**0**	**0**
Amount of Issued Share Capital :	**203544231.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203544231.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002181059A

Date/Time : 28/02/2007 16:31

Print

Transaction No : C070093024

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	23/02/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059710750**	**0**	**0**
Amount of Issued Share Capital :	**203534871.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203534871.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002181035A

Date/Time : 28/02/2007 16:27

Transaction No : C070093003

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	88700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		

Date of Allotment: 23/02/2007

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059675750**	**0**	**0**
Amount of Issued Share Capital :	**203457871.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203457871.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002181021A

Date/Time : 28/02/2007 16:25

Print

Transaction No : C070092984

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059587050**	**0**	**0**
Amount of Issued Share Capital :	**203272488.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203272488.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002181001A

Date/Time : 28/02/2007 16:22

Print

Transaction No : C070092969

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy).

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	23/02/2007		

Save Delete Reset Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059584450**	**0**	**0**
Amount of Issued Share Capital :	**203268328.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203268328.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002180975A	Date/Time : 28/02/2007 16:18
Transaction No	: C070092942	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	23/02/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059581850**	**0**	**0**
Amount of Issued Share Capital :	**203265104.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203265104.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002180938A

Date/Time : 28/02/2007 16:13

Print

Transaction No : C070092904

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	75400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

Date of Allotment: 23/02/2007

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059576650**	**0**	**0**
Amount of Issued Share Capital :	**203255744.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203255744.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179377A

Date/Time : 27/02/2007 18:38

Print

Transaction No : C070091172

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	75000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059501250**	**0**	**0**
Amount of Issued Share Capital :	**203089864.25**	**0**	**0**
Amount of Paid-up Share Capital :	**203089864.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002179372A
Transaction No	: C070091166
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 27/02/2007 18:37

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly : ☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059426250**	**0**	**0**
Amount of Issued Share Capital :	**202933114.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202933114.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002179367A	Date/Time : 27/02/2007 18:35
Transaction No	: C070091162	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	124700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059406750**	**0**	**0**
Amount of Issued Share Capital :	**202890214.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202890214.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179358A

Date/Time : 27/02/2007 18:31

Print

Transaction No : C070091152

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059282050**	**0**	**0**
Amount of Issued Share Capital :	**202629591.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202629591.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179351A

Date/Time : 27/02/2007 18:30

Print

Transaction No : C070091144

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059263850**	**0**	**0**
Amount of Issued Share Capital :	**202602837.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202602837.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179346A

Date/Time : 27/02/2007 18:27

Print

Transaction No : C070091139

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059253450**	**0**	**0**
Amount of Issued Share Capital :	**202586197.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202586197.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002179341A	Date/Time : 27/02/2007 18:25
Transaction No	: C070091133	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059250850**	**0**	**0**
Amount of Issued Share Capital :	**202582973.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202582973.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179334A

Date/Time : 27/02/2007 18:23

Print

Transaction No : C070091128

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	124700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059235250**	**0**	**0**
Amount of Issued Share Capital :	**202554893.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202554893.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002179326A
Transaction No	: C070091119
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 27/02/2007 18:19

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	123500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1059110550**	**0**	**0**
Amount of Issued Share Capital :	**202280553.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202280553.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179320A

Date/Time : 27/02/2007 18:17

Print

Transaction No : C070091113

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058987050**	**0**	**0**
Amount of Issued Share Capital :	**202022438.25**	**0**	**0**
Amount of Paid-up Share Capital :	**202022438.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179315A

Date/Time : 27/02/2007 18:14

Print

Transaction No : C070091105

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly : ☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058963650**	**0**	**0**
Amount of Issued Share Capital :	**201988040.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201988040.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179310A

Date/Time : 27/02/2007 18:12

Print

Transaction No : C070091099

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058942850**	**0**	**0**
Amount of Issued Share Capital :	**201954760.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201954760.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179295A

Date/Time : 27/02/2007 18:07

Transaction No : C070091080

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058929850**	**0**	**0**
Amount of Issued Share Capital :	**201938640.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201938640.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002179285A	Date/Time : 27/02/2007 18:06
Transaction No	: C070091068	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	124800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

Date of Allotment: 22/02/2007

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058903850**	**0**	**0**
Amount of Issued Share Capital :	**201891840.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201891840.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002179274A	Date/Time : 27/02/2007 18:01
Transaction No	: C070091055	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058779050**	**0**	**0**
Amount of Issued Share Capital :	**201617280.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201617280.25**	**0**	**0**

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002179260A	Date/Time : 27/02/2007 17:57
Transaction No	: C070091042	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save Delete Reset Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058733050**	**0**	**0**
Amount of Issued Share Capital :	**201521140.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201521140.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002179253A

Date/Time : 27/02/2007 17:55

Print

Transaction No : C070091035

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly : | ☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058729850**	**0**	**0**
Amount of Issued Share Capital :	**201516020.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201516020.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002179246A	Date/Time : 27/02/2007 17:52
Transaction No	: C070091027	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

Date of Allotment: 22/02/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058729750**	**0**	**0**
Amount of Issued Share Capital :	**201515896.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201515896.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002175601A

Date/Time : 23/02/2007 18:04

Print

Transaction No : C070087084

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	114900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	21/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058704150**	**0**	**0**
Amount of Issued Share Capital :	**201459576.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201459576.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002175592A

Date/Time : 23/02/2007 18:00

Transaction No : C070087074

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058589250**	**0**	**0**
Amount of Issued Share Capital :	**201219435.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201219435.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002175583A	Date/Time : 23/02/2007 17:56
Transaction No	: C070087066	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	27800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058565850**	**0**	**0**
Amount of Issued Share Capital :	**201185037.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201185037.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002175573A

Date/Time : 23/02/2007 17:52

Transaction No : C070087056

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058538050**	**0**	**0**
Amount of Issued Share Capital :	**201140557.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201140557.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002175563A

Date/Time : 23/02/2007 17:50

Transaction No : C070087046

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058530250**	**0**	**0**
Amount of Issued Share Capital :	**201130885.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201130885.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002175557A

Date/Time : 23/02/2007 17:48

Transaction No : C070087041

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	110200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save Delete Reset Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058509450**	**0**	**0**
Amount of Issued Share Capital :	**201093445.25**	**0**	**0**
Amount of Paid-up Share Capital :	**201093445.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002175549A	Date/Time : 23/02/2007 17:44
Transaction No	: C070087033	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save Delete Reset Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058399250**	**0**	**0**
Amount of Issued Share Capital :	**200851005.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200851005.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002175541A

Date/Time : 23/02/2007 17:40

Transaction No : C070087027

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058359050**	**0**	**0**
Amount of Issued Share Capital :	**200766987.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200766987.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002175534A

Date/Time : 23/02/2007 17:37

Print

Transaction No : C070087021

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058353850**	**0**	**0**
Amount of Issued Share Capital :	**200758667.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200758667.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002175526A

Date/Time : 23/02/2007 17:34

Transaction No : C070087012

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	21/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058346050**	**0**	**0**
Amount of Issued Share Capital :	**200744627.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200744627.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174160A

Date/Time : 22/02/2007 20:10

Print

Transaction No : C070085655

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference..

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	14/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058327250**	**0**	**0**
Amount of Issued Share Capital :	**200703267.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200703267.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174159A

Date/Time : 22/02/2007 20:07

Transaction No : C070085654

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	14/02/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058285450**	**0**	**0**
Amount of Issued Share Capital :	**200615905.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200615905.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002174158A

Transaction No : C070085652

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 22/02/2007 20:04

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058282250**	**0**	**0**
Amount of Issued Share Capital :	**200610785.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200610785.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174157A

Date/Time : 22/02/2007 20:00

Print

Transaction No : C070085650

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058276450**	**0**	**0**
Amount of Issued Share Capital :	**200600345.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200600345.25**	**0**	**0**

unable to print receipt
due to system error.
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bizFI

OTHER TRANSACTIONS

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Please enter a selection criterion.
(Note: Transactions for Company, Business & Limited Liability Partnership Certificates can only be retrieved using Login ID or Co/Biz/LLP No.)

From Date 22/02/2007 (dd/mm/yyyy) **To Date** 22/02/2007 (dd/mm/yyyy)

Login ID **Co/Biz/LLP/PA/PAF No.** 197201770G

Submit

List of Transactions , Co/Biz/LLP/PA/PAF No. : 197201770G From 22/02/2007 To 22/02/2007 .

Transaction No.	Transaction Description.	Co/Biz/LLP/PA/PAF No.	Co/Biz/LLP/PA/PAF Name	Receipt No.	Lodgemer Date
C070085646	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:55:26
C070085644	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:52:49
C070085642	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:49:43
C070085641	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:47:30
C070085637	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:43:58
C070085635	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:41:36
C070085632	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:38:51
C070085628	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:35:14
C070085618	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:27:02
C070085615	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:24:23
C070085612	RETURN OF ALLOTMENT	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES		22/02/200 19:21:13

	OF SHARES		LIMITED	
C070085608	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 19:18:44
C070085604	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 19:14:07
C070085601	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 19:10:47
C070085599	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 19:08:27
C070085597	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 19:05:46
C070085594	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 19:02:26
C070085589	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 18:55:34
C070085574	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 18:44:55
C070085570	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 18:40:41

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

. Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	122200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	14/02/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058252450**	**0**	**0**
Amount of Issued Share Capital :	**200547545.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200547545.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174154A

Date/Time : 22/02/2007 19:52

Print

Transaction No : C070085644

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly : ☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058130250**	**0**	**0**
Amount of Issued Share Capital :	**200292147.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200292147.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002174153A	Date/Time : 22/02/2007 19:49
Transaction No	: C070085642	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	14/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058114650**	**0**	**0**
Amount of Issued Share Capital :	**200269215.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200269215.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174152A

Date/Time : 22/02/2007 19:47

Transaction No : C070085641

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058101650**	**0**	**0**
Amount of Issued Share Capital :	**200248415.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200248415.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174149A

Date/Time : 22/02/2007 19:43

Print

Transaction No : C070085637

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058093750**	**0**	**0**
Amount of Issued Share Capital :	**200238619.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200238619.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 22/02/2007 19:41

Print

Receipt No	: ACR0000002174146A
Transaction No	: C070085635
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	119600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1058067750**	**0**	**0**
Amount of Issued Share Capital :	**200191819.25**	**0**	**0**
Amount of Paid-up Share Capital :	**200191819.25**	**0**	**0**

sats

one with you

23 February 2007

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

BY LOCAL COURIER

Dear Sirs,

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")
EXERCISE OF SHARE OPTIONS PURSUANT TO SATS EMPLOYEE SHARE OPTION PLAN ("ESOP")

OPTION 00A	**- BATCH NO. A00140 -**	**24,000 SHARES**
OPTION 00B	**- BATCH NO. B00363 -**	**5,800 SHARES**
OPTION 02A	**- BATCH NO. D00343 -**	**3,200 SHARES**
OPTION 04A	**- BATCH NO. F00108 -**	**41,800 SHARES**

ALLOTMENT DATE: 14 FEBRUARY 2007

We refer to the letters from our share registrars, M & C Services, dated 16 February 2007and our ESOP administration service providers, Tricor Singapore Pte. Ltd., dated 16 February 2007.

We enclose the following for your attention:

1. Application for listing and quotation of 74,800 shares fully paid;
2. Copy each of the Return of allotment of shares duly filed and RCB filing receipt.

Yours sincerely,

f. Shireena Woon (Ms)
Company Secretary
Singapore Airport Terminal Services Limited
Encs.

c.c. M & C Services Private Limited (Fax: 6225 1452 – without enclosures)
Registrars & Transfer Office
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Attn: Ms Helen Kee

c.c. Tricor Singapore Pte. Ltd. (Fax: 6236 4399 – without enclosures)
8 Cross Street #11-00
PWC Building
Singapore 048424
Attn: Mr Alan Lim/Ms Jack Leng

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 74,800 SHARES FULLY PAID
ARISING FROM OPTIONS EXERCISED PURSUANT TO THE SATS EMPLOYEE SHARE OPTION PLAN

ALLOTMENT DATE: 14/02/2007 ESOP: 550

1. The ordinary shares for which the listing is applied rank pari passu in all respects with existing shares in the Company.

2. Details of each class of securities:

Class of Security	Issued and Paid-Up Share Capital			Options Grant and Exercised	
		No. of Shares	$		No.
Ordinary Shares	Before Exercise	1,058,252,450	200,547,545.25	Before Exercise	61,309,625
	Add: Issued pursuant to Exercise	74,800	155,722.00	Less Amount Lapsed	-
	After Exercise	1,058,327,250	200,703,267.25	Less Amount Exercised	74,800
				Amount Outstanding	61,234,825

3. Outstanding Share Options : 61,234,825

4. We confirm that the options were granted and exercised in compliance with the terms of the SATS Employee Share Option Plan as may be amended from time to time.

Authorised Signature: BK Ednani
Name: Bharti Ednani
Designation: Legal Counsel
Dated: 23 February 2007

Authorised Signature :
Name:
Designation:

Enclosures:
a. A copy of the Return of Allotment filed with the Accounting and Corporate Regulatory Authority, Singapore
b. Confirmation of despatch of share certificates (will be faxed by Share Registrar and followed by hard copy)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174144A

Date/Time : 22/02/2007 19:38

Print

Transaction No : C070085632

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	114000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057948150**	**0**	**0**
Amount of Issued Share Capital :	**199928699.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199928699.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002174143A	Date/Time : 22/02/2007 19:35
Transaction No	: C070085628	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057834150**	**0**	**0**
Amount of Issued Share Capital :	**199690439.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199690439.25**	**0**	**0**

to system error. GL

bizFI

OTHER TRANSACTIONS

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Please enter a selection criterion.
(Note: Transactions for Company, Business & Limited Liability Partnership Certificates can only be retrieved using Login ID or Co/Biz/LLP No.)

From Date 22/02/2007 (dd/mm/yyyy) **To Date** 22/02/2007 (dd/mm/yyyy)

Login ID **Co/Biz/LLP/PA/PAF No.** 197201770G

Submit

List of Transactions , Co/Biz/LLP/PA/PAF No. : 197201770G From 22/02/2007 To 22/02/2007 .

Transaction No.	Transaction Description.	Co/Biz/LLP/PA/PAF No.	Co/Biz/LLP/PA/PAF Name	Receipt No.	Lodgemer Date
C070085618	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:27:02
C070085615	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:24:23
C070085612	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:21:13
C070085608	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:18:44
C070085604	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:14:07
C070085601	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:10:47
C070085599	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:08:27
C070085597	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:05:46
C070085594	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 19:02:26
C070085589	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		22/02/200 18:55:34
C070085574	RETURN OF ALLOTMENT	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES		22/02/200 18:44:55

	OF SHARES		LIMITED	
C070085570	RETURN OF ALLOTMENT OF SHARES	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	22/02/200 18:40:41

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057826350**	**0**	**0**
Amount of Issued Share Capital :	**199678973.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199678973.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174133A

Transaction No : C070085615

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 22/02/2007 19:24

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057812750**	**0**	**0**
Amount of Issued Share Capital :	**199657213.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199657213.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174131A

Date/Time : 22/02/2007 19:21

Print

Transaction No : C070085612

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	14/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057809550**	**0**	**0**
Amount of Issued Share Capital :	**199653245.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199653245.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174127A

Date/Time : 22/02/2007 19:18

Transaction No : C070085608

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution) .

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	116300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	14/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057803750**	**0**	**0**
Amount of Issued Share Capital :	**199642805.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199642805.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174125A

Date/Time : 22/02/2007 19:14

Transaction No : C070085604

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	104000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057687450**	**0**	**0**
Amount of Issued Share Capital :	**199386945.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199386945.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174122A

Date/Time : 22/02/2007 19:10

Transaction No : C070085601

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	14/02/2007		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057583450**	**0**	**0**
Amount of Issued Share Capital :	**199169585.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199169585.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174120A

Date/Time : 22/02/2007 19:08

Transaction No : C070085599

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057580850**	**0**	**0**
Amount of Issued Share Capital :	**199165763.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199165763.25**	**0**	**0**

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174118A

Transaction No : C070085597

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 22/02/2007 19:05

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

*.You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	93600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	14/02/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057570450**	**0**	**0**
Amount of Issued Share Capital :	**199147043.25**	**0**	**0**
Amount of Paid-up Share Capital :	**199147043.25**	**0**	**0**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	13/02/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057476850**	**0**	**0**
Amount of Issued Share Capital :	**198941123.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198941123.25**	**0**	**0**

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002174113A

Date/Time : 22/02/2007 18:55

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Transaction No : C070085589

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	13/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057440450**	**0**	**0**
Amount of Issued Share Capital :	**198865047.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198865047.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174103A

Date/Time : 22/02/2007 18:44

Print

Transaction No : C070085574

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	13/02/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057437850**	**0**	**0**
Amount of Issued Share Capital :	**198860887.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198860887.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002174097A

Transaction No : C070085570

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 22/02/2007 18:40

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	13/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057432650**	**0**	**0**
Amount of Issued Share Capital :	**198851527.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198851527.25**	**0**	**0**

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Release Date	Announcement Details
▼Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD	
Mar 29 2007	NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST
Mar 27 2007	NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST
Mar 25 2007	MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
Mar 13 2007	MISCELLANEOUS :: OPERATING DATA FOR FEBRUARY 2007
Feb 16 2007	MISCELLANEOUS :: OPERATING DATA FOR JANUARY 2007
Feb 16 2007	MISCELLANEOUS :: PRESIDENT & CHIEF EXECUTIVE OFFICER, MR NG CHIN HWEE LEAVING SATS
Feb 11 2007	MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
Feb 09 2007	THIRD QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Jan 25 2007	MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2007 17:26:58
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	29-03-2007
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share	

paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	23-03-2007
2.	The change in the percentage level	From 82.99 % To 81.99 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	During the period from 28 August 2006 to 23 March 2007, Singapore Airport Terminal Services Limited has issued an aggregate of 12,861,070 ordinary shares pursuant to the exercise of options granted under the Singapore Airport Terminal Services Limited Employee Share Option Plan thereby increasing the number of Shares in issue from 1,048,312,850 Shares to 1,061,173,920 Shares on 23 March 2007. Accordingly, Temasek's deemed interest in the Shares has decreased from 82.99% to 81.99%. Temasek became aware of the final increase in the number of Shares in issue which changed the percentage level of its interest in the Shares on 27 March 2007.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	870,040,000
As a percentage of issued share capital	0 %	82.99 %
No. of shares held after the change	0	870,040,000
As a percentage of issued share capital	0 %	81.99 %

Footnotes

The percentage of shareholding of 82.99% is expressed based on 1,048,312,850 Shares in issue as of 25 August 2006.

The percentage of shareholding of 81.99% is expressed based on 1,061,173,920 Shares in issue as of 23 March 2007.

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	27-Mar-2007 17:00:27
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	27-03-2007
2.	Name of Substantial Shareholder *	Singapore Airlines Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share	

paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	22-03-2007
2.	The change in the percentage level	From 82 % To 81.00 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Increase in total number of issued shares of the listed company, resulting from the exercise of share options by employees of the listed company, granted under the listed company's Employee Share Option Plan.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	870,000,000	0
As a percentage of issued share capital	82.998 %	0 %
No. of shares held after the change	870,000,000	0
As a percentage of issued share capital	81.9923 %	0 %

Footnotes	Attached notice of substantial shareholder's change in interests received from Singapore Airlines Limited.
Attachments:	SATSSUBSTANTIALSHAREHOLDING.pdf Total size = **958K** (2048K size limit recommended)

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To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: Singapore Airport Terminal Services Limited
20 Airport Boulevard
Singapore 819659
Attn: Company Secretary
Fax No: (65) 65460455

cc: Temasek Holdings (Private) Limited
Attn: Ms Christina Choo/Ms Stella Chan/Ms Jenny Wee
Fax No: (65) 68286262

Dear Sirs,

Notice Of Substantial Shareholder's Change in Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	27/03/2007
2. Name of Substantial Shareholder:	Singapore Airlines Limited
3. Name of listed company:	**Singapore Airport Terminal Services Limited**

4. Please tick one or more appropriate box(es):

☐ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

☑ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	%
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	%

PART III

1. Date of change of interest: 22/03/2007

2. The change in the percentage level: From 82% to 81.00%

3. Circumstance(s) giving rise to the interest or change in interest: Increase in total number of issued shares of the listed company, resulting from the exercise of share options by employees of the listed company, granted under the listed company's Employee Share Option Plan

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	**870,000,000**	
As a percentage of issued share capital:	82.998%	- %
No. of shares held after the change:	**870,000,000**	
As a percentage of issued share capital:	81.9923%	- %

2. My/our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- 6541 4030

(b) *Name of contact person:- Mrs Ethel Tan, Company Secretary

(c) Address:- Airline House 08-D, 25 Airline Road Singapore 819829

*To be filled in if substantial shareholder is a company

Yours faithfully,

Ethel Tan

Name: ETHEL TAN (MRS)
Designation (if applicable): Company Secretary
Date: 27 March 2007

Note
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name
*please delete, whichever is the case

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	25-Mar-2007 10:07:23
Announcement No.	00001

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annoucement pursuant to Rule 306 of the SGX-ST Listing Manual
Description	The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.
Attachments:	SATS_MTN.pdf Total size = **418K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 31 December 06:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 31 January 2007

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	13-Mar-2007 17:36:23
Announcement No.	00072

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for February 2007
Description	
Attachments:	SATS-OperatingData-Feb2007.pdf Total size = **81K** (2048K size limit recommended)

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This is the SATS operating data for February 2007.

	February 2007	February 2006	% change
Unit Services Handled ('000)	6.22	6.28	- 1.0
Flights Handled ('000)	6.48	6.49	- 0.1
Cargo/Mail Processed ('000 tonnes)	112.94	112.31	+ 0.6
Passengers Handled ('M)	2.25	2.13	+ 5.8
Unit Meals Produced ('M)	1.53	1.47	+ 4.1
Gross Meals Produced ('M)	1.92	1.84	+ 4.3

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Except for flights & unit services handled, all other operating indices showed moderate increases in February 2007 compared to the same period last year.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-6541 8203
Fax: 65-6541 8204

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	16-Feb-2007 18:26:56
Announcement No.	00143

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for January 2007
Description	
Attachments:	SATS-OperatingData-Jan2007.pdf Total size = **81K** (2048K size limit recommended)

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This is the SATS operating data for January 2007.

	January 2007	January 2006	% change
Unit Services Handled ('000)	6.98	7.01	- 0.5
Flights Handled ('000)	7.33	7.19	+ 1.9
Cargo/Mail Processed ('000 tonnes)	116.44	117.42	- 0.8
Passengers Handled ('M)	2.44	2.36	+ 3.6
Unit Meals Produced ('M)	1.66	1.65	+ 0.2
Gross Meals Produced ('M)	2.09	2.10	- 0.6

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Except for flights handled (+ 1.9%) and passengers handled (+ 3.6%), all other operating indices were generally flat in January 2007 compared to the same period last year.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-6541 8203
Fax: 65-6541 8204

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	16-Feb-2007 18:25:13
Announcement No.	00142

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	President & Chief Executive Officer, Mr Ng Chin Hwee leaving SATS
Description	
Attachments:	SATS-MediaRelease-16Feb07.pdf Total size = **136K** (2048K size limit recommended)

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A Subsidiary of SINGAPORE AIRLINES

Media Release Feb/07

16 February 2007

PRESIDENT & CHIEF EXECUTIVE OFFICER NG CHIN HWEE LEAVING SATS

Singapore Airport Terminal Services Limited (SATS) today announced that its President and Chief Executive Officer (CEO), Mr Ng Chin Hwee, will be leaving SATS to take up a senior position at Singapore Airlines Limited (SIA), at a date to be announced in due course. A Board-mandated search committee has been set up to initiate the search process for his successor. Until such time when his successor is appointed, Mr Ng Chin Hwee will remain in office and continue to oversee the businesses of the SATS Group. Mr Ng joined SATS in January 2004 as CEO of the SATS Group.

SATS will make further announcements at the appropriate time.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 overseas investments covering more than 30 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

For more information, please contact:

Mah Tze Chiang (Mr)
Manager Investor Relations, SATS
Tel: (65) 6541-8200 (office hours)
Tel: (65) 9047-7400 (after office hours)
Fax: (65) 6541-8204
Email: tzechiang_mah@singaporeair.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	11-Feb-2007 09:12:10
Announcement No.	00001

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.
Attachments:	MTN.pdf Total size = **579K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 September 06:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 31 October 2006

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shirenna Woon
Designation *	Company Secretary
Date & Time of Broadcast	09-Feb-2007 17:56:11
Announcement No.	00111

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2006

Attachments:

SATS_3QFY0607.pdf

MediaRelease_3QFY0607.pdf

Total size = **611K**
(2048K size limit recommended)

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A Subsidiary of SINGAPORE AIRLINES

No. 03/07

9 February 2007

SATS POSTS S$50.4M PROFIT FOR THIRD QUARTER OF FY2006-07

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$'m)	3rd Quarter FY2006-07 (Oct - Dec 06)	Year-on-Year change (%)	Year-to-Date 9-Months FY2006-07 (Apr - Dec 06)	Year-on-Year change (%)
• Operating revenue	241.6	+ 3.4	712.0	+ 0.6
• Operating profit	46.1	- 4.0	143.3	- 8.4
• Share of profits of associated companies	15.3	- 9.5	44.1	- 6.0
• Profit attributable to equity holders	50.4	- 1.6	151.0	- 4.4
• Earnings per share (cents) - basic	4.8	- 2.0	14.4	- 5.3

Note: The SATS Group's unaudited results for the third quarter ended 31 December 2006 were announced on 9 February 2007. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

3Q FY2006-07 (Oct - Dec 06)

Operating revenue increased 3.4% to $241.6 million. The improvement was due to higher business volume which was partially offset by rate discounts and the expiry of the hold baggage security screening contract at Changi Airport.

Operating expenditure increased 5.3% to $195.5 million. This is due principally to higher staff cost including bonus provision, increased cost of raw materials and higher utilities charges.

As a result, operating profit, at $46.1 million, was $1.9 million or 4.0% lower.

Profit contribution from our associated companies decreased 9.5% to $15.3 million, partly due to the strengthening of the Singapore dollar. Associated companies contributed 23.1% of our Group's profit before tax, down 2.2% point.

Profit before tax, at $66.1 million, was 1.2% lower.

Profit attributable to equity holders decreased 1.6% to $50.4 million.

Year-to-Date FY2006-07 (Apr - Dec 06)

Operating revenue for the nine months period (year-to-date) increased marginally by 0.6% to $712.0 million due to higher business volumes.

Operating expenditure increased 3.1% to $568.7 million mainly because of higher staff cost including bonus provision, increased cost of raw materials and higher utilities charges.

Operating profit declined 8.4% to $143.3 million.

Profit contribution from our associated companies decreased 6.0% to $44.1 million. Associated companies contributed 22.3% of our Group's profit before tax, a decline of 0.4% point over the same period last year.

The Group achieved a net profit attributable to equity holders of $151.0 million, a decline of $7.0 million or 4.4%.

GROUP FINANCIAL POSITION (as at 31 December 2006)

Total equity of the Group stood at $1,271.0 million as at 31 December 2006, an increase of 5.4% from that as at 31 March 2006. The increase came from profits for the first nine months of FY2006-07.

The annualized return on equity was 16.0% or 0.7% point lower than the 16.7% for FY2005-06.

Net asset value per share for the Group was $1.21, an increase of $0.06 or 5.2% compared to 31 March 2006.

The Group's total assets increased 4.2% or $72.4 million to $1,793.7 million.

The debt equity ratio was 0.19 as at 31 December 2006 compared to 0.21 as at 31 March 2006.

GROUP OPERATING PERFORMANCE

Business volumes improved for all operating measures.

	3Q FY2006-07 (Oct - Dec 06)	3Q FY2005-06 (Oct - Dec 05)	% change
Passengers handled ('M)	7.84	7.16	+ 9.5
Meals produced ('M)	6.47	6.18	+ 4.6
Flights handled ('000)	21.79	21.29	+ 2.3
Cargo/mail processed ('000 tonnes)	407.57	397.17	+ 2.6

	Nine Months FY2006-07 (Apr - Dec 06)	Nine Months FY2005-06 (Apr - Dec 05)	% change
Passengers handled ('M)	22.03	20.47	+ 7.6
Meals produced ('M)	18.56	18.20	+ 2.0
Flights handled ('000)	63.45	63.11	+ 0.5
Cargo/mail processed ('000 tonnes)	1,179.32	1,120.57	+ 5.2

OUTLOOK

Business volume for the last quarter is expected to increase moderately. However, rates will remain under pressure. Ongoing focus on productivity and service quality improvements will hone our cost competitiveness.

Profit contribution from our existing overseas ventures is expected to moderate in the remaining quarter.

We will continue to actively seek overseas opportunities as part of our long-term strategy to broaden our income. The recent investments in India and China are in line with this strategy.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 overseas investments covering more than 20 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The complete SATS Group's 3Q FY2006-07 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

Investor and Media Contacts:

Mah Tze Chiang (Mr)
Manager Investor Relations SATS
Tel: (65) 6541-8200 (office hours)
Tel: (65) 9047-7400 (after office hours)
Fax: (65) 6541-8204
Email: tzechiang_mah@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9185-5105 (after office hours)
Fax: (65) 6339-9578
Email: ewee@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	3Q FY2006-07 (Oct-Dec06)	3Q FY2005-06 (Oct-Dec05)	Year-to-Date FY2006-07 (Apr-Dec06)	Year-to-Date FY2005-06 (Apr-Dec05)
Financial Results ($ million)				
Total revenue	241.6	233.7	712.0	708.1
Total expenditure	195.5	185.7	568.7	551.6
Operating profit	46.1	48.0	143.3	156.5
Share of profits from associated companies	15.3	16.9	44.1	46.9
Profit before taxation	66.1	66.9	198.2	206.5
Profit attributable to equity holders	50.4	51.2	151.0	158.0
Return on turnover (%)	20.9	22.0	21.3	22.4
Per Share Data				
Earnings after tax (cents) - basic [R1]	4.8	4.9	14.4	15.2
- diluted [R2]	4.8	4.9	14.3	15.2

Financial Position ($ million)	As at 31 Dec 2006	As at 31 Mar 2006
Share capital	189.8	179.8
Revenue reserve	1,085.0	1,018.2
Foreign currency translation reserve	(26.0)	(9.5)
Share-based compensation reserve	14.1	10.0
Statutory reserve	4.5	4.1
Fair value reserve	(0.2)	(0.1)
Equity attributable to equity holders	1,267.2	1,202.5
Total assets	1,793.7	1,721.3
Total debt	246.1	247.5
Total debt equity ratio (times) [R3]	0.19	0.21
Net asset value per share ($) [R4]	1.21	1.15
Annualised Return on average shareholders' funds (%) [R5]	16.0	16.7

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

R5 Return on average shareholders' fund is the profit attributable to equity holders expressed as a percentage of the average equity attributable to equity holders.

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A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR THIRD QUARTER AND 9 MONTHS ENDED 31 DECEMBER 2006

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the third quarter and nine months ended 31 December 2006 (in $ million)

	THE GROUP			
	3rd Quarter		9 Months	
	2006-07	2005-06	2006-07	2005-06
REVENUE	241.6	233.7	712.0	708.1
EXPENDITURE				
Staff costs	(107.1)	(98.9)	(307.8)	(297.1)
Cost of raw materials	(20.9)	(20.6)	(61.9)	(59.6)
Licensing fees	(15.4)	(14.9)	(45.4)	(44.8)
Depreciation and amortisation expenses	(16.1)	(16.2)	(49.9)	(48.4)
Company accommodation and utilities	(16.6)	(15.1)	(48.1)	(44.5)
Other costs	(19.4)	(20.0)	(55.6)	(57.2)
	(195.5)	(185.7)	(568.7)	(551.6)
OPERATING PROFIT	46.1	48.0	143.3	156.5
Interest on borrowings	(1.6)	(1.5)	(4.7)	(4.7)
Interest income	4.9	2.5	13.4	6.0
Dividend from long-term investment	1.0	0.6	1.0	0.6
Amortisation of deferred income	0.4	0.4	1.1	1.1
Gain on disposal of fixed assets	-	-	-	0.1
Share of profits of associated companies	15.3	16.9	44.1	46.9
PROFIT BEFORE TAXATION	66.1	66.9	198.2	206.5
Taxation	(15.5)	(15.6)	(46.6)	(48.1)
PROFIT FOR THE PERIOD	50.6	51.3	151.6	158.4
Attributable to:				
Shareholders of the Company	50.4	51.2	151.0	158.0
Minority Interests	0.2	0.1	0.6	0.4
	50.6	51.3	151.6	158.4
Notes :				
(i) Profit after taxation is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	(0.2)	(0.1)	(0.4)	-
Provision for doubtful debts	-	-	-	(0.2)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 31 December 2006 (in $ million)

	THE GROUP		THE COMPANY	
	31.12.2006	31.03.2006	31.12.2006	31.03.2006
Share capital	189.8	179.8	189.8	179.8
Reserves				
Revenue reserve	1,085.0	1,018.2	890.0	760.5
Share-based compensation reserve	14.1	10.0	14.1	10.0
Statutory reserve	4.5	4.1	-	-
Foreign currency translation reserve	(26.0)	(9.5)	-	-
Fair value reserve	(0.2)	(0.1)	(0.2)	(0.1)
Equity attributable to equity holders	1,267.2	1,202.5	1093.7	950.2
Minority interests	3.8	3.3	-	-
Total equity	1,271.0	1,205.8	1,093.7	950.2
Deferred taxation	64.1	69.0	36.4	36.9
Notes payable	200.0	200.0	200.0	200.0
Term loans	2.6	3.9	-	-
Deferred income	25.1	26.3	25.1	26.2
	1,562.8	1,505.0	1,355.2	1,213.3
Represented by:-				
Fixed assets				
Leasehold land and buildings	504.3	522.9	487.2	506.6
Progress payments	4.8	3.3	0.4	0.4
Others	123.8	143.0	0.8	1.1
	632.9	669.2	488.4	508.1
Subsidiary companies	-	-	43.3	43.3
Associated companies	348.6	346.2	273.4	273.8
Long-term Investment	7.9	7.9	7.9	7.9
Intangible assets	10.0	14.5	0.5	0.2
Current assets				
Trade debtors	55.0	46.4	4.4	1.3
Other debtors	8.9	9.0	5.5	5.3
Related companies	355.7	352.6	298.3	283.9
Associated companies	3.8	0.4	3.8	0.4
Loan to third party	42.5	42.4	42.5	42.4
Stocks	12.3	13.2	0.3	0.2
Short-term non-equity investments	110.5	48.9	110.5	48.9
Bank fixed deposits	176.0	151.5	175.2	150.2
Cash and bank balances	29.6	19.1	22.7	9.7
	794.3	683.5	663.2	542.3
Less: **Current liabilities**				
Term loans	0.3	0.8	-	-
Bank overdraft - secured	0.7	0.4	-	-
Trade creditors	121.9	107.0	21.6	17.9
Other creditors	5.5	5.9	0.7	1.7
Loan from immediate holding company	42.5	42.4	41.9	42.4
Related companies	-	-	42.5	86.2
Provision for taxation	60.0	59.8	14.8	14.1
	230.9	216.3	121.5	162.3
Net current assets	563.4	467.2	541.7	380.0
	1,562.8	1,505.0	1,355.2	1,213.3

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.12.2006		As at 31.03.2006	
Secured *	Unsecured	Secured *	Unsecured
1.0	42.5	0.7	42.9

Amount repayable after one year

As at 31.12.2006		As at 31.03.2006	
Secured *	Unsecured	Secured *	Unsecured
2.6	200.0	2.8	201.1

Details of any collateral

* Secured by a first legal mortgage over the building located at 22 Senoko Way Singapore 758044 and machineries. All belong to subsidiary, M/s Country Foods Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS
for the third quarter and 9 months ended 31 December 2006 (in $ million)

	THE GROUP			
	3rd Quarter		9 Months	
	2006-07	2005-06	2006-07	2005-06
Cash flows from operating activities				
Profit before taxation	66.1	66.9	198.2	206.5
Adjustments for:				
Interest income	(4.9)	(2.5)	(13.4)	(6.0)
Interest on borrowings	1.6	1.5	4.7	4.7
Dividend from long-term investment	(1.0)	(0.6)	(1.0)	(0.6)
Depreciation and amortisation expenses	16.1	16.2	49.9	48.4
Effects of exchange rate changes	0.1	0.1	0.1	-
Gain on disposal of fixed assets	-	-	-	(0.1)
Share of profits of associated companies	(15.3)	(16.9)	(44.1)	(46.9)
Share-based payment expense	1.6	1.8	5.0	5.4
Amortisation of deferred income	(0.4)	(0.4)	(1.1)	(1.1)
Operating profit before working capital changes	63.9	66.1	198.3	210.3
(Increase)/decrease in debtors	(2.3)	2.2	(8.3)	6.0
(Increase)/decrease in stocks	(0.8)	(0.7)	0.9	(3.1)
Decrease/(increase) in amounts owing by related companies	7.5	(0.9)	2.0	2.7
Increase/(decrease) in creditors	13.2	4.8	12.0	(16.5)
Increase in amounts due from associated companies	(2.1)	(0.4)	(0.4)	(0.3)
Cash generated from operations	79.4	71.1	204.5	199.1
Interest paid to third parties	-	(0.1)	(3.2)	(3.2)
Tax paid	(15.3)	(13.5)	(39.9)	(37.3)
Net cash provided by operating activities	64.1	57.5	161.4	158.6
Cash flows from investing activities				
Purchase of fixed assets	(3.1)	(2.0)	(8.4)	(9.6)
Return of capital from associated company	-	-	-	3.3
Investments in associated companies	-	-	-	(1.5)
Repayment of loan from associated company	0.1	-	0.5	-
Dividends from associated companies	0.4	3.6	13.3	15.4
Dividend from long-term investment	1.0	0.6	1.0	0.6
Proceeds from disposal of fixed assets	-	0.1	0.1	0.3
Interest received from deposits	4.8	2.0	13.3	5.0
Increase in short-term non-equity investments	(22.9)	(7.1)	(61.7)	(39.7)
Net cash used in investing activities	(19.7)	(2.8)	(41.9)	(26.2)
Cash flows from financing activities				
Repayment of term loan	(0.1)	(0.2)	(1.8)	(0.3)
Proceeds from exercise of share options	4.4	1.8	9.3	24.2
Dividends paid	(33.5)	(33.4)	(83.8)	(83.1)
Dividends paid by subsidiary company to minority interest	(0.1)	-	(0.2)	-
Bank charges on sale and lease back arrangement	(0.1)	-	(0.1)	(0.4)
Net cash used in financing activities	(29.4)	(31.8)	(76.6)	(59.6)
Net increase in cash and cash equivalents	15.0	22.9	42.9	72.8
Effects of exchange rate changes	(0.1)	(0.1)	(0.1)	-
Cash and cash equivalents at beginning of the period	459.4	324.4	431.5	274.4
Cash and cash equivalents at end of the period	474.3	347.2	474.3	347.2

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the third quarter ended 31 December 2006 (in $ million)

	Attributable to Equity Holders of the Company									
	Share Capital	Share Premium	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP										
Balance at 30 September 2006	184.7	-	1,068.0	13.3	(0.2)	4.5	(19.2)	1,251.1	3.7	1,254.8
Foreign currency translation adjustment	-	-	-	-	-	-	(6.8)	(6.8)	-	(6.8)
Net income and expense not recognised in the profit and loss accounts	-	-	-	-	-	-	(6.8)	(6.8)	-	(6.8)
Profit for October-December 2006	-	-	50.4	-	-	-	-	50.4	0.2	50.6
Net income and expense recognised for October-December 2006	-	-	50.4	-	-	-	(6.8)	43.6	0.2	43.8
Share-based payment	-	-	-	1.6	-	-	-	1.6	-	1.6
Share options exercised	5.1	-	-	(0.7)	-	-	-	4.4	-	4.4
Share options lapsed	-	-	0.1	(0.1)	-	-	-	-	-	-
Dividends, net	-	-	(33.5)	-	-	-	-	(33.5)	(0.1)	(33.6)
Balance at 31 December 2006	189.8	-	1,085.0	14.1	(0.2)	4.5	(26.0)	1,267.2	3.8	1,271.0
Balance at 30 September 2005	105.9	65.5	970.8	9.3	-	3.1	(2.0)	1,152.6	3.1	1,155.7
Foreign currency translation adjustment	-	-	-	-	-	-	(5.1)	(5.1)	-	(5.1)
Net income and expense not recognised in the profit and loss accounts	-	-	-	-	-	-	(5.1)	(5.1)	-	(5.1)
Profit for October-December 2005	-	-	51.2	-	-	-	-	51.2	0.1	51.3
Net income and expense recognised for October-December 2005	-	-	51.2	-	-	-	(5.1)	46.1	0.1	46.2
Share-based payment	-	-	-	1.8	-	-	-	1.8	-	1.8
Share options exercised	0.2	4.0	-	(2.4)	-	-	-	1.8	-	1.8
Dividends, net	-	-	(33.4)	-	-	-	-	(33.4)	-	(33.4)
Balance at 31 December 2005	106.1	69.5	988.6	8.7	-	3.1	(7.1)	1,168.9	3.2	1,172.1

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the third quarter ended 31 December 2006 (in $ million)

THE COMPANY	Share Capital	Share Premium	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 30 September 2006	184.7	-	816.9	13.3	(0.2)	1,014.7
Profit for October-December 2006	-	-	106.5	-	-	106.5
Share-based payment	-	-	-	1.6	-	1.6
Share options exercised	5.1	-	-	(0.7)	-	4.4
Share options lapsed	-	-	0.1	(0.1)	-	-
Dividends, net	-	-	(33.5)	-	-	(33.5)
Balance at 31 December 2006	189.8	-	890.0	14.1	(0.2)	1,093.7
Balance at 30 September 2005	105.9	65.5	557.9	9.3	-	738.6
Profit for October-December 2005	-	-	7.0	-	-	7.0
Share-based payment	-	-	-	1.8	-	1.8
Share options exercised	0.2	4.0	-	(2.4)	-	1.8
Dividends, net	-	-	(33.4)	-	-	(33.4)
Balance at 31 December 2005	106.1	69.5	531.5	8.7	-	715.8

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from S$184,768,667 as at 30 September 2006 to S$189,850,816 as at 31 December 2006. The increase was due to new ordinary shares of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) As at 31 December 2006, options to subscribe for a total of 69,109,275 Shares were outstanding under the Plan. As at 31 December 2005, options to subscribe for a total of 62,409,650 Shares were outstanding under the Plan.

(iii) The movement of options to subscribe for Shares granted under the Plan during the period October to December 2006 is as follows:

Date of Grant	Balance at 01.10.2006	Lapsed	Exercised	Balance at 31.12.2006	Exercise price	Expiry date
28.3.2000	14,554,400	(76,600)	(485,400)	13,992,400	S$2.20	27.3.2010
3.7.2000	4,052,250	(24,000)	(156,000)	3,872,250	S$1.80	2.7.2010
2.7.2001	1,201,200	(21,400)	(26,900)	1,152,900	S$1.24	1.7.2011
1.7.2002	2,744,000	-	(115,750)	2,628,250	S$1.60	30.6.2012
1.7.2003	2,795,325	-	(101,600)	2,693,725	S$1.47	30.6.2013
1.7.2004	15,787,050	(29,200)	(1,270,400)	14,487,450	S$2.09	30.6.2014
1.7.2005	15,565,000	(73,400)	-	15,491,600	S$2.27	30.6.2015
3.7.2006	14,848,100	(57,400)	-	14,790,700	S$2.10	2.7.2016
	71,547,325	(282,000)	(2,156,050)	69,109,275		

(iv) Restricted Share Plan and Performance Share Plan

At the extraordinary general meeting of the Company held on 19 July 2005, the Company's shareholders approved the adoption of two new share plans, namely the Restricted Share Plan ("RSP") and Performance Share Plan ("PSP"), in addition to the Employee Share Option Plan.

As at 31 December 2006, the number of outstanding shares granted under the Company's RSP and PSP were 182,030 (31 December 2005: Nil) and 84,360 respectively (31 December 2005: Nil).

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited or reviewed by the auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period compared with the audited financial statements as at 31 March 2006.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	3rd Quarter		9 Months	
	2006-07	2005-06	2006-07	2005-06
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	4.8	4.9	14.4	15.2
(ii) Diluted **	4.8	4.9	14.3	15.2

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.12.2006	As at 31.03.2006	As at 31.12.2006	As at 31.03.2006
Net asset value per ordinary share (cents)	120.6	115.0	104.1	90.8

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) Financial highlights for third quarter ended 31 December 2006

Operating Profit and Net Profit

The Group's operating profit for third quarter ended 31 December 2006 was $46.1 million, a decrease of $1.9 million or 4.0% compared to $48.0 million in the same period last year. The Group's profit attributable to the shareholders decreased 1.6% to $50.4 million.

Balance Sheet

Total equity for the Group increased from $1,205.8 million as at 31 March 2006 to $1,271.0 million as at 31 December 2006. The increase was mainly from the $151.6 million profits but was partially offset by the dividend payment of $50.3 million and $33.5 million on 10 August 2006 and 22 November 2006 respectively.

Cash Flow

The Group has a cash balance of $474.3 million as at 31 December 2006, an increase of $127.1million compared to a year ago mainly from profits made during the period.

8(a)(ii) Detailed financial analysis for third quarter ended 31 December 2006

Operating Revenue

The segmental revenue and its composition are summarised below:

	3rd Quarter				
	2006-07		2005-06		
	$Million	%	$Million	%	% Change
Inflight catering	105.4	43.6	99.3	42.5	+ 6.1
Ground handling	111.0	46.0	110.1	47.1	+ 0.8
Security Services	12.2	5.0	13.5	5.8	- 9.6
Others #	13.0	5.4	10.8	4.6	+ 20.4
Total	241.6	100.0	233.7	100.0	+ 3.4

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the third quarter in the current financial year was $241.6 million, an increase of $7.9 million or 3.4% because of higher business volume but was offset by pressure on rates in the current competitive environment.

Revenue from inflight catering increased 6.1% from $99.3 million to $105.4 million because of the increase in the volume of inflight meals uplifted.

Revenue from ground handling, increased 0.8% from $110.1 million to $111.0 million because of the increase in cargo throughput and flights handled but was offset by the rate pressures.

Revenue from aviation security services decreased 9.6% from $13.5 million to $12.2 million because of the cessation of hold-baggage screening contract in end August 2006.

Revenue from other services increased 20.4% to $13.0 million.

Operating Expenditure

Total operating expenditure for the Group increased 5.3% or $9.8 million to $195.5 million in the third quarter ended 31 December 2006 compared to $185.7 million in the same period last year mainly because of higher staff costs and utilities expenses.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 9.5% from $16.9 million to $15.3 million in the third quarter ended 31 December 2006. This represents 23.1% of the Group's profit before tax, a 2.2 percentage points lower than the same period last year.

8(b)(i) <u>Financial highlights for 9 months ended 31 December 2006</u>

Operating Profit and Net Profit

The Group's operating profit for nine months ended 31 December 2006 was $143.3 million, a decrease of $13.2 million or 8.4% compared to $156.5 million in the same period last year. The Group's profit attributable to equity holders decreased 4.4% to $151.0 million.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2006-07

Business volume for the last quarter is expected to increase moderately. However, rates will remain under pressure. Ongoing focus on productivity and service quality improvements will hone our cost competitiveness.

Profit contribution from our existing overseas ventures is expected to moderate in the remaining quarter.

We will continue to actively seek overseas opportunities as part of our long-term strategy to broaden our income. The recent investments in India and China are in line with this strategy.

11 **Dividends**

(a) **Current Financial Period Reported On**

Any dividend declared for the current financial period reported on? No

(b) **Corresponding Period of the Immediately Preceding Financial Year**

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) **Date Payable**

Not applicable.

(d) **Books Closure Date**

Not applicable.

12 **If no dividend has been declared/recommended, a statement to that effect.**

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the third quarter ended 31 December 2006 and the third quarter of the immediately preceding financial year FY2005-06 are listed below:

	Aggregate value of all interested person transactions entered into during the financial periods below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)	
	3rd Quarter	
	2006-07 $'000	**2005-06** $'000
Name of Interested Person		
Asia Airfreight Terminal Co Ltd	-	1,630
Singapore Airlines Ltd	702	-
Senoko Energy Supply Pte Ltd	432	-
Total	1,134	1,630

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during the 3rd quarter of FY2006-07 and 3rd quarter of FY2005-06.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
9 February 2007
Singapore

Singapore Company Registration No: 197201770G

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the third quarter and nine months FY2006/07 financial results to be false or misleading.

On behalf of the board of directors

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Singapore, 9 February 2007

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	25-Jan-2007 18:31:40
Announcement No.	00131

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.
Attachments:	MTN.pdf Total size = **579K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 September 06:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 31 October 2006

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Singapore Airport Terminal Services Limited
P.O Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
28 MAR 2007	Lodgment of Return of Allotment of Shares – 23,400 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 23,400 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 20,800 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 18,200 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 34,300 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 11,000 shares
28 MAR 2007	Lodgment of Return of Allotment of Shares – 41,500 shares
27 MAR 2007	Lodgment of Return of Allotment of Shares – 42,800 shares
27 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 MAR 2007	Lodgment of Return of Allotment of Shares – 8,400 shares
27 MAR 2007	Lodgment of Return of Allotment of Shares – 29,200 shares
26 MAR 2007	Lodgment of Return of Allotment of Shares – 16,200 shares
26 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
26 MAR 2007	Lodgment of Return of Allotment of Shares – 10,400 shares

22 MAR 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
22 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
22 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
22 MAR 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
20MAR 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
20 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
20 MAR 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
19MAR 2007	Lodgment of Return of Allotment of Shares – 4,350 shares
19MAR 2007	Lodgment of Return of Allotment of Shares – 18,200 shares
19MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
19MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
19MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
19MAR 2007	Lodgment of Return of Allotment of Shares – 23,000 shares
15MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
15 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
15 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
15 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
15 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
15 MAR 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
15MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
15 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
15 MAR 2007	Lodgment of Return of Allotment of Shares – 100 shares
15 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares

15 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
13 MAR 2007	Lodgment of Return of Allotment of Shares – 22,000 shares
13 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
13 MAR 2007	Lodgment of Return of Allotment of Shares – 100 shares
13 MAR 2007	Lodgment of Return of Allotment of Shares – 6,400 shares
13 MAR 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
9 MAR 2007	Lodgment of Return of Allotment of Shares – 15,800 shares
9 MAR 2007	Lodgment of Return of Allotment of Shares – 3,800 shares
9 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
9 MAR 2007	Lodgment of Return of Allotment of Shares – 900 shares
9 MAR 2007	Lodgment of Return of Allotment of Shares – 21,000 shares
8 MAR 2007	Lodgment of Return of Allotment of Shares – 40,200 shares
8 MAR 2007	Lodgment of Return of Allotment of Shares – 5,400 shares
8 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
8 MAR 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
7 MAR 2007	Lodgment of Return of Allotment of Shares – 20,000 shares
7 MAR 2007	Lodgment of Return of Allotment of Shares – 2,700 shares
7 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
7 MAR 2007	Lodgment of Return of Allotment of Shares – 15,800 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares

07 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 61,600 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 5,800 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 19,400 shares
07 MAR 2007	Lodgment of Return of Allotment of Shares – 74,800 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 44,200 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 46,800 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 32,000 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 3,200 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 8,400 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 24,000 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 87,300 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 24,300 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 19,500 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 11,700 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 21,400 shares
05 MAR 2007	Lodgment of Return of Allotment of Shares – 77,300 shares

28 FEB 2007	Lodgment of Return of Allotment of Shares –	42,200 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	39,600 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	7,750 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	48,650 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	13,620 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	15,500 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	35,000 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	88,700 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
28 FEB 2007	Lodgment of Return of Allotment of Shares –	75,400 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares –	75,000 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares –	19,500 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares –	124,700 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares –	18,200 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares –	10,400 shares

27 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 124,700 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 123,500 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 23,400 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 20,800 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 26,000 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 124,800 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 46,000 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 3,200 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 100 shares
27 FEB 2007	Lodgment of Return of Allotment of Shares – 25,600 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 114,900 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 23,400 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 27,800 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 20,800 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 110,200 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 40,200 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
23 FEB 2007	Lodgment of Return of Allotment of Shares – 18,800 shares

22 FEB 2007	Lodgment of Return of Allotment of Shares – 41,800 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 3,200 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 5,800 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 24,000 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 122,200 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 7,900 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 26,000 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 119,600 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 114,000 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 13,600 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 3,200 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 5,800 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 116,300 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 104,000 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 93,600 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 36,400 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
22 FEB 2007	Lodgment of Return of Allotment of Shares – 5,200 shares

22 FEB 2007	Lodgment of Return of Allotment of Shares – 36,400 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 54,500 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 8,400 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 45,300 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 51,800 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 31,800 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 124,800 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
16 FEB 2007	Lodgment of Return of Allotment of Shares – 125,400 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares – 34,600 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares – 57,600 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares – 61,000 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares – 36,600 shares
13FEB 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares – 5,200 shares

13FEB 2007	Lodgment of Return of Allotment of Shares –	36,400 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares –	100 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares –	100 shares
13 FEB 2007	Lodgment of Return of Allotment of Shares –	26,000 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	17,400 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	5,800 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	17,400 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	3,900 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	30,550 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	6,100 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	8,700 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	4,800 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	10,600 shares
9 FEB 2007	Lodgment of Return of Allotment of Shares –	15,200 shares
8 FEB 2007	Lodgment of Return of Allotment of Shares –	33,600 shares
8 FEB 2007	Lodgment of Return of Allotment of Shares –	4,800 shares
8 FEB 2007	Lodgment of Return of Allotment of Shares –	35,200 shares
8 FEB 2007	Lodgment of Return of Allotment of Shares –	34,300 shares
8 FEB 2007	Lodgment of Return of Allotment of Shares –	13,200 shares
8 FEB 2007	Lodgment of Return of Allotment of Shares –	22,000shares

7 FEB 2007	Lodgment of Return of Allotment of Shares – 20,800 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 23,400 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 8,400 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
7 FEB 2007	Lodgment of Return of Allotment of Shares – 7,400 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 14,200 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 11,600 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 17,400 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 4,350 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 45,950 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 4,350 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 7,100 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 100 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 6,400 shares
2 FEB 2007	Lodgment of Return of Allotment of Shares – 13,600 shares

31 JAN 2007	Lodgment of Return of Allotment of Shares – 20,800 shares
31 JAN 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
31 JAN 2007	Lodgment of Return of Allotment of Shares – 11,600 shares
31 JAN 2007	Lodgment of Return of Allotment of Shares – 5,800 shares
31 JAN 2007	Lodgment of Return of Allotment of Shares – 5,800shares
30 JAN 2007	Lodgment of Return of Allotment of Shares – 61,000 shares
30 JAN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
30 JAN 2007	Lodgment of Return of Allotment of Shares – 5,300 shares
30 JAN 2007	Lodgment of Return of Allotment of Shares – 8,000 shares
30 JAN 2007	Lodgment of Return of Allotment of Shares – 37,000 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 122,200 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 64,300 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 130,000 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 9,100 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 3,900 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
29 JAN 2007	Lodgment of Return of Allotment of Shares – 130,000 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 71,600 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares

26 JAN 2007	Lodgment of Return of Allotment of Shares – 6,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 24,000 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 114,300 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 10,550 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,750 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 26,000 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 93,600 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 72,800 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 80,600 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 80,600 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 119,600 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 85,800 shares

26 JAN 2007	Lodgment of Return of Allotment of Shares – 128,000 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 18,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 128,000 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 126,100 shares
26JAN 2007	Lodgment of Return of Allotment of Shares – 3,900 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 9,100 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 128,700 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 111,400 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 3,200 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
26 JAN 2007	Lodgment of Return of Allotment of Shares – 93,800 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares – 114,800 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares – 8,900 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares – 5,400 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares – 8,000 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares – 16,400 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares – 60,200 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares – 66,800 shares

24 JAN 2007	Lodgment of Return of Allotment of Shares –	9,000 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares –	100 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares –	6,300 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares –	8,900 shares
24 JAN 2007	Lodgment of Return of Allotment of Shares –	19,400 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	104,000 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	1,000 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	81,900 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	42,200 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
23 JAN 2007	Lodgment of Return of Allotment of Shares –	29,800 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	90,300 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	83,200 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	103,900 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	3,900 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	7,700 shares

22 JAN 2007	Lodgment of Return of Allotment of Shares –	53,200 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	127,400 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	11,700 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	9,700 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	19,500 shares
22 JAN 2007	Lodgment of Return of Allotment of Shares –	128,700 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	71,800 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	5,700 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	5,750 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	117,000 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
17 JAN 2007	Lodgment of Return of Allotment of Shares –	93,600 shares
16 JAN 2007	Lodgment of Return of Allotment of Shares –	50,400 shares
16 JAN 2007	Lodgment of Return of Allotment of Shares –	117,800 shares
16 JAN 2007	Lodgment of Return of Allotment of Shares –	200 shares
16 JAN 2007	Lodgment of Return of Allotment of Shares –	200 shares
16 JAN 2007	Lodgment of Return of Allotment of Shares –	70,200 shares

16 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
16 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
16 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
16 JAN 2007	Lodgment of Return of Allotment of Shares –	46,800 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	130,600 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	130,600 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	64,300 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	15,600 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	15,600 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	10,400 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	54,600 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	128,600 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	132,600 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	127,400 shares
12 JAN 2007	Lodgment of Return of Allotment of Shares –	131,300 shares
11 JAN 2007	Lodgment of Return of Allotment of Shares –	10,400 shares
11 JAN 2007	Lodgment of Return of Allotment of Shares –	7,800 shares

11 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
11 JAN 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
09 JAN 2007	Lodgment of Return of Allotment of Shares –	109,400 shares
09 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
09 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
09 JAN 2007	Lodgment of Return of Allotment of Shares –	70,200 shares
08 JAN 2007	Lodgment of Return of Allotment of Shares –	87,100 shares
08 JAN 2007	Lodgment of Return of Allotment of Shares –	16,600 shares
08 JAN 2007	Lodgment of Return of Allotment of Shares –	8,600 shares
08 JAN 2007	Lodgment of Return of Allotment of Shares –	10,000 shares
08 JAN 2007	Lodgment of Return of Allotment of Shares –	11,200 shares
08 JAN 2007	Lodgment of Return of Allotment of Shares –	15,600 shares

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002217297A

Date/Time : 28/03/2007 11:47

Print

Transaction No : C070133220

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061173920**	**0**	**0**
Amount of Issued Share Capital :	**206492409.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206492409.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 28/03/2007 11:43

Print

Receipt No	: ACR0000002217275A
Transaction No	: C070133199
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061150520**	**0**	**0**
Amount of Issued Share Capital :	**206443503.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206443503.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002217258A
Transaction No	: C070133178
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 28/03/2007 11:39

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061145320**	**0**	**0**
Amount of Issued Share Capital :	**206435859.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206435859.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002217244A

Transaction No : C070133165

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 28/03/2007 11:36

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share' **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061142720**	**0**	**0**
Amount of Issued Share Capital :	**206431699.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206431699.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002217223A

Date/Time : 28/03/2007 11:33

Print

Transaction No : C070133147

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	23/03/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061137520**	**0**	**0**
Amount of Issued Share Capital :	**206422339.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206422339.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002217205A

Date/Time : 28/03/2007 11:29

Transaction No : C070133131

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061114120**	**0**	**0**
Amount of Issued Share Capital :	**206370859.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206370859.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002217188A
Transaction No	: C070133113
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 28/03/2007 11:25

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061093320**	**0**	**0**
Amount of Issued Share Capital :	**206327387.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206327387.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002216694A
Transaction No	: C070132564
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 28/03/2007 09:10

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 30.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061075120**	**0**	**0**
Amount of Issued Share Capital :	**206287347.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206287347.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 28/03/2007 09:07

Print

Receipt No	: ACR0000002216684A
Transaction No	: C070132560
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061040820**	**0**	**0**
Amount of Issued Share Capital :	**206215660.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206215660.15**	**0**	**0**

biz FILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 28/03/2007 09:05

Print

Receipt No	: ACR0000002216673A
Transaction No	: C070132553
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061033020**	**0**	**0**
Amount of Issued Share Capital :	**206203180.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206203180.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 28/03/2007 08:54

Print

Receipt No	: ACR0000002216659A
Transaction No	: C070132539
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/03/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061027820**	**0**	**0**
Amount of Issued Share Capital :	**206196732.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206196732.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002216655A

Date/Time : 28/03/2007 08:52

Print

Transaction No : C070132534

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061016820**	**0**	**0**
Amount of Issued Share Capital :	**206176932.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206176932.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002214770A

Date/Time : 27/03/2007 10:18

Transaction No : C070130348

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	42800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	21/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060975320**	**0**	**0**
Amount of Issued Share Capital :	**206085632.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206085632.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002214758A
Transaction No	: C070130330
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 27/03/2007 10:13

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	21/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060932520**	**0**	**0**
Amount of Issued Share Capital :	**205996180.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205996180.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002214744A

Date/Time : 27/03/2007 10:10

Print

Transaction No : C070130318

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	21/03/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060929920**	**0**	**0**
Amount of Issued Share Capital :	**205992358.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205992358.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002214736A

Date/Time : 27/03/2007 10:07

Transaction No : C070130308

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	21/03/2007		

Save Delete Reset Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060927320**	**0**	**0**
Amount of Issued Share Capital :	**205988198.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205988198.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002214723A

Date/Time : 27/03/2007 10:03

Transaction No : C070130291

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	21/03/2007		

Save | Delete | Reset | Back

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060924720**	**0**	**0**
Amount of Issued Share Capital :	**205984974.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205984974.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 27/03/2007 09:53

Print

Receipt No	: ACR0000002214694A
Transaction No	: C070130260
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	29200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	21/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060916320**	**0**	**0**
Amount of Issued Share Capital :	**205969854.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205969854.15**	**0**	**0**

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002212980A

Date/Time : 26/03/2007 10:58

Transaction No : C070128380

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	19/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060887120**	**0**	**0**
Amount of Issued Share Capital :	**205905614.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205905614.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002212962A
Transaction No	: C070128360
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 26/03/2007 10:53

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	19/03/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1060870920	0	0
Amount of Issued Share Capital :	205871756.15	0	0
Amount of Paid-up Share Capital :	205871756.15	0	0

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002212942A

Date/Time : 26/03/2007 10:49

Print

Transaction No : C070128345

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	19/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060868320**	**0**	**0**
Amount of Issued Share Capital :	**205867076.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205867076.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002209549A

Date/Time : 22/03/2007 14:01

Transaction No : C070124525

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	15/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060857920**	**0**	**0**
Amount of Issued Share Capital :	**205844196.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205844196.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002209546A
Transaction No	: C070124520
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 22/03/2007 13:58

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	15/03/2007		

Save | Delete | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060842320**	**0**	**0**
Amount of Issued Share Capital :	**205811592.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205811592.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 22/03/2007 13:55

Print

Receipt No	: ACR0000002209539A
Transaction No	: C070124509
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	15/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060839720**	**0**	**0**
Amount of Issued Share Capital :	**205808368.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205808368.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 22/03/2007 13:51

Print

Receipt No	: ACR0000002209531A
Transaction No	: C070124505
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	15/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060834520**	**0**	**0**
Amount of Issued Share Capital :	**205799008.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205799008.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 20/03/2007 14:30

Print

Receipt No	: ACR0000002206017A
Transaction No	: C070120697
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	14/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060826720**	**0**	**0**
Amount of Issued Share Capital :	**205781848.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205781848.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002206006A
Transaction No	: C070120683
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 20/03/2007 14:27

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	14/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060816320**	**0**	**0**
Amount of Issued Share Capital :	**205760112.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205760112.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002206000A

Transaction No : C070120675

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 20/03/2007 14:24

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066 **Deposit Service Account No. : 030066**
Balance Amount in Deposit Account : $ 230.00 **Balance Amount in Deposit Account : $ 230.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	14/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060813720**	**0**	**0**
Amount of Issued Share Capital :	**205756290.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205756290.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002203694A

Date/Time : 19/03/2007 10:06

Transaction No : C070118080

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4350		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.27		
unpaid :	0		
Date of Allotment:	12/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060800720**	**0**	**0**
Amount of Issued Share Capital :	**205727690.15**	**0**	**0**
Amount of Paid-up Share Capital :	**205727690.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002203685A
Transaction No	: C070118070
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 19/03/2007 10:03

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060796370**	**0**	**0**
Amount of Issued Share Capital :	**205717815.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205717815.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002203657A

Date/Time : 19/03/2007 09:54

Transaction No : C070118050

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060778170**	**0**	**0**
Amount of Issued Share Capital :	**205679777.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205679777.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002203646A
Transaction No	: C070118042
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 19/03/2007 09:51

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060775570**	**0**	**0**
Amount of Issued Share Capital :	**205675955.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205675955.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002203638A

Date/Time : 19/03/2007 09:47

Print

Transaction No : C070118034

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060772970**	**0**	**0**
Amount of Issued Share Capital :	**205671795.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205671795.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 19/03/2007 09:45

Print

Receipt No	: ACR0000002203625A
Transaction No	: C070118024
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060767770**	**0**	**0**
Amount of Issued Share Capital :	**205662435.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205662435.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002200069A

Date/Time : 15/03/2007 10:17

Transaction No : C070114038

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	09/03/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060744770**	**0**	**0**
Amount of Issued Share Capital :	**205611835.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205611835.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002200061A
Transaction No	: C070114028
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/03/2007 10:15

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	09/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060739570**	**0**	**0**
Amount of Issued Share Capital :	**205600967.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205600967.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 15/03/2007 10:12

Receipt No	: ACR0000002200051A
Transaction No	: C070114018
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	09/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060736970**	**0**	**0**
Amount of Issued Share Capital :	**205596807.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205596807.65**	**0**	**0**

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002200026A

Date/Time : 15/03/2007 10:04

Print

Transaction No : C070113992

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	09/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060734370**	**0**	**0**
Amount of Issued Share Capital :	**205593583.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205593583.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 15/03/2007 09:59

Print

Receipt No	: ACR0000002200014A
Transaction No	: C070113981
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	09/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060729170**	**0**	**0**
Amount of Issued Share Capital :	**205584223.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205584223.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

Date/Time : 15/03/2007 09:55

Print

RECEIPT

Receipt No	: ACR0000002200006A
Transaction No	: C070113973
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	09/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060723970**	**0**	**0**
Amount of Issued Share Capital :	**205572783.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205572783.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

Date/Time : 15/03/2007 09:53

Print

RECEIPT

Receipt No	: ACR0000002199999A
Transaction No	: C070113968
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	09/03/2007		

Save | Delete | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060713570**	**0**	**0**
Amount of Issued Share Capital :	**205551047.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205551047.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002199992A
Transaction No	: C070113963
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/03/2007 09:51

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	09/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060710970**	**0**	**0**
Amount of Issued Share Capital :	**205547225.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205547225.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002199988A

Date/Time : 15/03/2007 09:48

Transaction No : C070113957

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means", if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	09/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060708370**	**0**	**0**
Amount of Issued Share Capital :	**205543065.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205543065.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002199984A

Date/Time : 15/03/2007 09:46

Transaction No : C070113952

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	09/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060708270**	**0**	**0**
Amount of Issued Share Capital :	**205542941.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205542941.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002199977A

Date/Time : 15/03/2007 09:43

Print

Transaction No : C070113950

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	09/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060705670**	**0**	**0**
Amount of Issued Share Capital :	**205538261.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205538261.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002196843A

Date/Time : 13/03/2007 10:48

Transaction No : C070110616

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060700470**	**0**	**0**
Amount of Issued Share Capital :	**205526821.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205526821.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002196831A
Transaction No	: C070110605
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 13/03/2007 10:45

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	08/03/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060678470**	**0**	**0**
Amount of Issued Share Capital :	**205480841.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205480841.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 13/03/2007 10:39

Print

Receipt No : ACR0000002196812A
Transaction No : C070110587
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	08/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060673270**	**0**	**0**
Amount of Issued Share Capital :	**205472521.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205472521.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002196801A
Transaction No	: C070110581
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 13/03/2007 10:36

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	08/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060673170**	**0**	**0**
Amount of Issued Share Capital :	**205472397.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205472397.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002196791A	Date/Time : 13/03/2007 10:32
Transaction No	: C070110570	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/03/2007		

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060666770**	**0**	**0**
Amount of Issued Share Capital :	**205460877.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205460877.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002193067A
Transaction No	: C070106318
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/03/2007 11:19

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	07/03/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060653770**	**0**	**0**
Amount of Issued Share Capital :	**205432277.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205432277.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002193053A

Date/Time : 09/03/2007 11:15

Transaction No : C070106302

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	07/03/2007		

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060637970**	**0**	**0**
Amount of Issued Share Capital :	**205399255.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205399255.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002193039A
Transaction No	: C070106285
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/03/2007 11:12

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066 **Deposit Service Account No. : 030066**
Balance Amount in Deposit Account : $ 480.00 **Balance Amount in Deposit Account : $ 480.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	07/03/2007		

Save Delete Reset Back

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060634170**	**0**	**0**
Amount of Issued Share Capital :	**205393669.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205393669.65**	**0**	**0**

RECEIPT

GST No. :M9-0008879-T

Receipt No : ACR0000002193026A

Date/Time : 09/03/2007 11:08

Transaction No : C070106271

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	07/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060631570**	**0**	**0**
Amount of Issued Share Capital :	**205389509.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205389509.65**	**0**	**0**

RECEIPT

GST No. :M9-0008879-T

Receipt No	: ACR0000002193007A
Transaction No	: C070106252
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/03/2007 11:05

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	07/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060630670**	**0**	**0**
Amount of Issued Share Capital :	**205387889.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205387889.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002191359A

Date/Time : 08/03/2007 11:23

Transaction No : C070104492

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	06/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060609670**	**0**	**0**
Amount of Issued Share Capital :	**205341689.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205341689.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002191349A

Transaction No : C070104483

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 08/03/2007 11:20

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	06/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060569470**	**0**	**0**
Amount of Issued Share Capital :	**205257671.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205257671.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002191335A
Transaction No	: C070104468
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 08/03/2007 11:15

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	06/03/2007		

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060564070**	**0**	**0**
Amount of Issued Share Capital :	**205249733.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205249733.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002191132A

Transaction No : C070104267

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 08/03/2007 10:17

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	06/03/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1060561470**	**0**	**0**
Amount of Issued Share Capital :	**205245053.65**	**0**	**0**
Amount of Paid-up Share Capital :	**205245053.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137618A

Transaction No : C070042848

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 26/01/2007 11:31

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

RECEIVED
2007 APR 11 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	128000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054600050**	**0**	**0**
Amount of Issued Share Capital :	**193051200.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193051200.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137601A

Date/Time : 26/01/2007 11:28

Print

Transaction No : C070042828

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054472050**	**0**	**0**
Amount of Issued Share Capital :	**192783680.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192783680.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137579A

Date/Time : 26/01/2007 11:25

Transaction No : C070042808

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054466850**	**0**	**0**
Amount of Issued Share Capital :	**192776036.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192776036.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002137559A
Transaction No	: C070042781
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 26/01/2007 11:22

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/01/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054461650**	**0**	**0**
Amount of Issued Share Capital :	**192767716.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192767716.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137536A

Date/Time : 26/01/2007 11:18

Print

Transaction No : C070042754

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	128000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054443450**	**0**	**0**
Amount of Issued Share Capital :	**192734956.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192734956.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137217A

Date/Time : 26/01/2007 10:17

Transaction No : C070042389

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	126100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/01/2007		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054315450**	**0**	**0**
Amount of Issued Share Capital :	**192453356.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192453356.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137198A

Date/Time : 26/01/2007 10:14

Print

Transaction No : C070042372

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054189350**	**0**	**0**
Amount of Issued Share Capital :	**192189807.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192189807.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002137175A
Transaction No	: C070042349
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 26/01/2007 10:10

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED			

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054185450**	**0**	**0**
Amount of Issued Share Capital :	**192184074.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192184074.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137161A

Date/Time : 26/01/2007 10:07

Print

Transaction No : C070042326

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054180250**	**0**	**0**
Amount of Issued Share Capital :	**192175754.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192175754.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137141A

Date/Time : 26/01/2007 10:04

Transaction No : C070042309

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054175050**	**0**	**0**
Amount of Issued Share Capital :	**192169306.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192169306.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 26/01/2007 10:01

Print

Receipt No	: ACR0000002137132A
Transaction No	: C070042294
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	128700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054165950**	**0**	**0**
Amount of Issued Share Capital :	**192152926.75**	**0**	**0**
Amount of Paid-up Share Capital :	**192152926.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002137117A	Date/Time : 26/01/2007 09:58
Transaction No	: C070042276	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	111400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054037250**	**0**	**0**
Amount of Issued Share Capital :	**191869786.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191869786.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002137102A	Date/Time : 26/01/2007 09:55
Transaction No	: C070042262	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053925850**	**0**	**0**
Amount of Issued Share Capital :	**191636960.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191636960.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137090A

Date/Time : 26/01/2007 09:52

Transaction No : C070042247

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

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Return of Allotment of Shares

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND. ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053915450**	**0**	**0**
Amount of Issued Share Capital :	**191621672.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191621672.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002137076A	Date/Time : 26/01/2007 09:50
Transaction No	: C070042233	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053912250**	**0**	**0**
Amount of Issued Share Capital :	**191617704.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191617704.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137063A

Date/Time : 26/01/2007 09:47

Transaction No : C070042215

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	93800		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid :	2.20		
unpaid :	0		

Date of Allotment: 22/01/2007

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053904450**	**0**	**0**
Amount of Issued Share Capital :	**191603664.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191603664.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002133432A	Date/Time : 24/01/2007 14:40
Transaction No	: C070038084	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	114800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	19/01/2007		

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Return of Allotment of Shares

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053810650**	**0**	**0**
Amount of Issued Share Capital :	**191397304.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191397304.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002133420A	Date/Time : 24/01/2007 14:37
Transaction No	: C070038072	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	19/01/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053695850**	**0**	**0**
Amount of Issued Share Capital :	**191157372.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191157372.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002133410A

Date/Time : 24/01/2007 14:35

Print

Transaction No : C070038062

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	19/01/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053686950**	**0**	**0**
Amount of Issued Share Capital :	**191144289.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191144289.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002133401A

Date/Time : 24/01/2007 14:32

Transaction No : C070038049

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	19/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053681550**	**0**	**0**
Amount of Issued Share Capital :	**191135649.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191135649.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002133391A

Date/Time : 24/01/2007 14:29

Transaction No : C070038032

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	19/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053673550**	**0**	**0**
Amount of Issued Share Capital :	**191125729.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191125729.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002133381A

Date/Time : 24/01/2007 14:27

Transaction No : C070038019

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	19/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053657150**	**0**	**0**
Amount of Issued Share Capital :	**191096209.75**	**0**	**0**
Amount of Paid-up Share Capital :	**191096209.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002133162A	Date/Time : 24/01/2007 12:35
Transaction No	: C070037779	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	66800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	19/01/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053596950**	**0**	**0**
Amount of Issued Share Capital :	**190963769.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190963769.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002133150A

Date/Time : 24/01/2007 12:33

Transaction No : C070037768

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	19/01/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053530150**	**0**	**0**
Amount of Issued Share Capital :	**190824157.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190824157.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002133141A	Date/Time : 24/01/2007 12:31
Transaction No	: C070037760	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

Date of Allotment: 19/01/2007

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053521150**	**0**	**0**
Amount of Issued Share Capital :	**190810927.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190810927.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002133134A	Date/Time : 24/01/2007 12:27
Transaction No	: C070037752	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	19/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053521050**	**0**	**0**
Amount of Issued Share Capital :	**190810767.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190810767.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002133131A	Date/Time : 24/01/2007 12:25
Transaction No	: C070037747	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	19/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053514750**	**0**	**0**
Amount of Issued Share Capital :	**190802955.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190802955.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002133063A

Date/Time : 24/01/2007 12:09

Print

Transaction No : C070037682

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	19/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053505850**	**0**	**0**
Amount of Issued Share Capital :	**190786935.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190786935.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002130363A	Date/Time : 23/01/2007 09:34
Transaction No	: C070034527	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	104000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	16/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053486450**	**0**	**0**
Amount of Issued Share Capital :	**190744255.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190744255.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002130354A

Date/Time : 23/01/2007 09:31

Transaction No : C070034513

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	16/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053382450**	**0**	**0**
Amount of Issued Share Capital :	**190526895.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190526895.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002130344A

Date/Time : 23/01/2007 09:29

Print

Transaction No : C070034504

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	16/01/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053377250**	**0**	**0**
Amount of Issued Share Capital :	**190519251.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190519251.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002130341A

Date/Time : 23/01/2007 09:27

Transaction No : C070034497

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	16/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053374650**	**0**	**0**
Amount of Issued Share Capital :	**190515091.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190515091.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002130335A

Date/Time : 23/01/2007 09:24

Transaction No : C070034492

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

*You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	16/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053373650**	**0**	**0**
Amount of Issued Share Capital :	**190513851.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190513851.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002130325A

Date/Time : 23/01/2007 09:22

Transaction No : C070034484

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	81900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	16/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053371050**	**0**	**0**
Amount of Issued Share Capital :	**190509171.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190509171.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002130314A	Date/Time : 23/01/2007 09:19
Transaction No	: C070034475	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	42200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	16/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053289150**	**0**	**0**
Amount of Issued Share Capital :	**190328991.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190328991.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002130309A
Transaction No	: C070034469
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 23/01/2007 09:17

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	16/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053246950**	**0**	**0**
Amount of Issued Share Capital :	**190240793.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190240793.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002130300A

Date/Time : 23/01/2007 09:15

Transaction No : C070034464

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	16/01/2007		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053241750**	**0**	**0**
Amount of Issued Share Capital :	**190233149.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190233149.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002130292A
Transaction No	: C070034458
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 23/01/2007 09:12

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	29800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	16/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053228750**	**0**	**0**
Amount of Issued Share Capital :	**190209749.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190209749.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002129132A
Transaction No	: C070033054
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 22/01/2007 14:29

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	90300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		

Date of Allotment: 15/01/2007

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053198950**	**0**	**0**
Amount of Issued Share Capital :	**190144189.75**	**0**	**0**
Amount of Paid-up Share Capital :	**190144189.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002129119A

Date/Time : 22/01/2007 14:26

Transaction No : C070033035

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 575.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	15/01/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053108650**	**0**	**0**
Amount of Issued Share Capital :	**189955462.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189955462.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002129111A
Transaction No	: C070033028
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 22/01/2007 14:23

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 585.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	15/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053106050**	**0**	**0**
Amount of Issued Share Capital :	**189951640.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189951640.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002129100A

Date/Time : 22/01/2007 14:20

Transaction No : C070033007

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 595.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	15/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053103450**	**0**	**0**
Amount of Issued Share Capital :	**189947480.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189947480.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002129082A

Date/Time : 22/01/2007 14:17

Print

Transaction No : C070032991

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 605.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	83200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	15/01/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053098250**	**0**	**0**
Amount of Issued Share Capital :	**189938120.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189938120.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002128764A

Date/Time : 22/01/2007 11:59

Print

Transaction No : C070032636

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 615.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	103900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/01/2007		

Save Delete Reset Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1053015050**	**0**	**0**
Amount of Issued Share Capital :	**189755080.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189755080.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002128752A
Transaction No	: C070032620
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 22/01/2007 11:56

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 625.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052911150**	**0**	**0**
Amount of Issued Share Capital :	**189537929.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189537929.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002128746A

Date/Time : 22/01/2007 11:53

Print

Transaction No : C070032612

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 635.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

Date of Allotment: 12/01/2007

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052905950**	**0**	**0**
Amount of Issued Share Capital :	**189530285.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189530285.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002128735A
Transaction No	: C070032600
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 22/01/2007 11:50

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 645.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052902050**	**0**	**0**
Amount of Issued Share Capital :	**189524045.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189524045.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002128716A
Transaction No	: C070032583
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 22/01/2007 11:46

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 655.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	53200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052894350**	**0**	**0**
Amount of Issued Share Capital :	**189510185.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189510185.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002128496A

Date/Time : 22/01/2007 10:48

Transaction No : C070032343

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 665.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	127400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052841150**	**0**	**0**
Amount of Issued Share Capital :	**189393145.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189393145.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002128474A

Date/Time : 22/01/2007 10:43

Transaction No : C070032319

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 675.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052713750**	**0**	**0**
Amount of Issued Share Capital :	**189126879.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189126879.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002128454A

Date/Time : 22/01/2007 10:37

Print

Transaction No : C070032299

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 685.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052702050**	**0**	**0**
Amount of Issued Share Capital :	**189109680.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189109680.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002128444A	Date/Time : 22/01/2007 10:34	
Transaction No	: C070032289		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 695.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052692350**	**0**	**0**
Amount of Issued Share Capital :	**189094160.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189094160.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002128434A

Date/Time : 22/01/2007 10:32

Transaction No : C070032280

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 705.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	128700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/01/2007		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052672850**	**0**	**0**
Amount of Issued Share Capital :	**189059060.75**	**0**	**0**
Amount of Paid-up Share Capital :	**189059060.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002121947A
Transaction No	: C070025007
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 17/01/2007 10:12

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 725.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	71800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052544150**	**0**	**0**
Amount of Issued Share Capital :	**188775920.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188775920.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002121933A
Transaction No	: C070024994
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 17/01/2007 10:10

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 735.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	11/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052472350**	**0**	**0**
Amount of Issued Share Capital :	**188625858.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188625858.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002121916A
Transaction No	: C070024981
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 17/01/2007 10:06

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 745.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	11/01/2007		

Save Delete Reset Back

LOCAL COMPANY TRANSACTIONS

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052466650**	**0**	**0**
Amount of Issued Share Capital :	**188617479.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188617479.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002121909A

Date/Time : 17/01/2007 10:03

Transaction No : C070024970

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 755.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

*·You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	11/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052460900**	**0**	**0**
Amount of Issued Share Capital :	**188608279.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188608279.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002121895A

Date/Time : 17/01/2007 09:59

Transaction No : C070024955

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 765.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	11/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052458300**	**0**	**0**
Amount of Issued Share Capital :	**188603599.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188603599.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002121888A	Date/Time : 17/01/2007 09:56
Transaction No	: C070024949	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 775.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	117000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052450500**	**0**	**0**
Amount of Issued Share Capital :	**188586439.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188586439.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002121879A	Date/Time : 17/01/2007 09:53
Transaction No	: C070024937	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 785.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	11/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052333500**	**0**	**0**
Amount of Issued Share Capital :	**188341909.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188341909.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002121867A

Date/Time : 17/01/2007 09:51

Print

Transaction No : C070024925

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No. :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 795.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	11/01/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052328300**	**0**	**0**
Amount of Issued Share Capital :	**188334265.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188334265.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002121852A
Transaction No	: C070024913
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 17/01/2007 09:47

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 805.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK

[ ] S0070715E / NG KEE CHOE

[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	11/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052325700**	**0**	**0**
Amount of Issued Share Capital :	**188330105.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188330105.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002121842A

Date/Time : 17/01/2007 09:45

Transaction No : C070024902

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 815.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	93600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	11/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052317900**	**0**	**0**
Amount of Issued Share Capital :	**188316065.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188316065.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002120625A
Transaction No	: C070023486
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 16/01/2007 14:22

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 825.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	10/01/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052224300**	**0**	**0**
Amount of Issued Share Capital :	**188110145.75**	**0**	**0**
Amount of Paid-up Share Capital :	**188110145.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002120377A

Date/Time : 16/01/2007 12:08

Print

Transaction No : C070023213

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 835.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	117800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	10/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052173900**	**0**	**0**
Amount of Issued Share Capital :	**187999265.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187999265.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002120363A	Date/Time : 16/01/2007 12:05
Transaction No	: C070023200	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 845.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	10/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052056100**	**0**	**0**
Amount of Issued Share Capital :	**187753063.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187753063.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002120353A	Date/Time : 16/01/2007 12:03
Transaction No	: C070023188	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 855.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	10/01/2007		

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052055900**	**0**	**0**
Amount of Issued Share Capital :	**187752769.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187752769.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002120329A

Date/Time : 16/01/2007 11:54

Transaction No : C070023155

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 865.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	10/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1052055700**	**0**	**0**
Amount of Issued Share Capital :	**187752521.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187752521.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002120314A

Date/Time : 16/01/2007 11:51

Print

Transaction No : C070023139

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 875.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	10/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051985500**	**0**	**0**
Amount of Issued Share Capital :	**187605803.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187605803.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002120306A

Date/Time : 16/01/2007 11:49

Transaction No : C070023129

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 885.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	10/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051980300**	**0**	**0**
Amount of Issued Share Capital :	**187598159.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187598159.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002120293A	Date/Time : 16/01/2007 11:46
Transaction No	: C070023117	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 895.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	10/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051975100**	**0**	**0**
Amount of Issued Share Capital :	**187589839.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187589839.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002120285A	Date/Time : 16/01/2007 11:43
Transaction No	: C070023108	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 905.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	10/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051972500**	**0**	**0**
Amount of Issued Share Capital :	**187585159.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187585159.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002116422A	Date/Time : 12/01/2007 14:56	
Transaction No	: C070018679		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 915.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	130600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	09/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051925700**	**0**	**0**
Amount of Issued Share Capital :	**187482199.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187482199.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002116407A
Transaction No	: C070018665
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 12/01/2007 14:53

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 925.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	130600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	09/01/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051795100**	**0**	**0**
Amount of Issued Share Capital :	**187194879.75**	**0**	**0**
Amount of Paid-up Share Capital :	**187194879.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

..pt No	: ACR0000002116389A	Date/Time : 12/01/2007 14:49
..nsaction ..o	: C070018648	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 935.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	64300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	09/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051664500**	**0**	**0**
Amount of Issued Share Capital :	**186921925.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186921925.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002116380A	Date/Time : 12/01/2007 14:46
Transaction No	: C070018636	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 945.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	09/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051600200**	**0**	**0**
Amount of Issued Share Capital :	**186787538.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186787538.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002116365A	Date/Time : 12/01/2007 14:42
Transaction No	: C070018620	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 955.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	09/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051587200**	**0**	**0**
Amount of Issued Share Capital :	**186768428.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186768428.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002116356A	Date/Time : 12/01/2007 14:39
Transaction No	: C070018608	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 965.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	09/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051571600**	**0**	**0**
Amount of Issued Share Capital :	**186743468.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186743468.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002116344A	Date/Time : 12/01/2007 14:35
Transaction No	: C070018594	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 975.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	09/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051569000**	**0**	**0**
Amount of Issued Share Capital :	**186740244.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186740244.75**	**0**	**0**

bizFILE

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Receipt Enquiry

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Receipt No. :	ACR0000002116323A
Date and Time :	12/01/2007 14:28:35
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C070018573	10.00	0.00
Total			**10.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	09/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051553400**	**0**	**0**
Amount of Issued Share Capital :	**186712164.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186712164.75**	**0**	**0**

biz FILE (Cl-only)

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002115640A
Transaction No	: C070017840
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 12/01/2007 10:46

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 995.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	54600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051543000**	**0**	**0**
Amount of Issued Share Capital :	**186689284.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186689284.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002115630A

Date/Time : 12/01/2007 10:43

Print

Transaction No : C070017828

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,005.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	128600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051488400**	**0**	**0**
Amount of Issued Share Capital :	**186575170.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186575170.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002115560A

Date/Time : 12/01/2007 10:27

Transaction No : C070017757

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,015.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	132600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051359800**	**0**	**0**
Amount of Issued Share Capital :	**186306396.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186306396.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002115547A	Date/Time : 12/01/2007 10:24
Transaction No	: C070017745	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,025.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	127400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051227200**	**0**	**0**
Amount of Issued Share Capital :	**186014676.75**	**0**	**0**
Amount of Paid-up Share Capital :	**186014676.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002115420A
Transaction No	: C070017629
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 12/01/2007 09:50

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,035.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	131300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1051099800**	**0**	**0**
Amount of Issued Share Capital :	**185748410.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185748410.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002113596A
Transaction No	: C070015598
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 11/01/2007 10:47

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 45.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	08/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050968500**	**0**	**0**
Amount of Issued Share Capital :	**185459550.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185459550.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002113589A

Date/Time : 11/01/2007 10:44

Transaction No : C070015589

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 55.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	08/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050958100**	**0**	**0**
Amount of Issued Share Capital :	**185444262.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185444262.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002113576A

Date/Time : 11/01/2007 10:42

Transaction No : C070015578

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 65.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	08/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050950300**	**0**	**0**
Amount of Issued Share Capital :	**185431782.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185431782.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002113564A

Date/Time : 11/01/2007 10:39

Print

Transaction No : C070015567

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 75.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	08/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050945100**	**0**	**0**
Amount of Issued Share Capital :	**185425334.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185425334.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002109224A
Transaction No	: C070010854
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/01/2007 10:07

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 85.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	109400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	03/01/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050937300**	**0**	**0**
Amount of Issued Share Capital :	**185411294.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185411294.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002109207A	Date/Time : 09/01/2007 10:03
Transaction No	: C070010836	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	03/01/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050827900**	**0**	**0**
Amount of Issued Share Capital :	**185182648.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185182648.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002109199A

Date/Time : 09/01/2007 10:00

Transaction No : C070010829

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	03/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050825300**	**0**	**0**
Amount of Issued Share Capital :	**185178488.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185178488.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002109188A	Date/Time : 09/01/2007 09:57
Transaction No	: C070010819	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	03/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050822700**	**0**	**0**
Amount of Issued Share Capital :	**185173808.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185173808.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002107842A

Date/Time : 08/01/2007 14:34

Transaction No : C070009410

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	87100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	03/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050752500**	**0**	**0**
Amount of Issued Share Capital :	**185019368.75**	**0**	**0**
Amount of Paid-up Share Capital :	**185019368.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002107827A

Date/Time : 08/01/2007 14:31

Print

Transaction No : C070009395

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	03/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050665400**	**0**	**0**
Amount of Issued Share Capital :	**184837329.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184837329.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002107820A

Date/Time : 08/01/2007 14:29

Transaction No : C070009389

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 145.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	03/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050648800**	**0**	**0**
Amount of Issued Share Capital :	**184812927.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184812927.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002107810A

Date/Time : 08/01/2007 14:26

Transaction No : C070009380

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 155.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	03/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050640200**	**0**	**0**
Amount of Issued Share Capital :	**184799167.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184799167.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002107788A

Date/Time : 08/01/2007 14:22

Transaction No : C070009361

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	03/01/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050630200**	**0**	**0**
Amount of Issued Share Capital :	**184786767.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184786767.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002107774A

Date/Time : 08/01/2007 14:18

Transaction No : C070009349

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	03/01/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050619000**	**0**	**0**
Amount of Issued Share Capital :	**184766607.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184766607.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002170732A
Transaction No	: C070081732
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 16/02/2007 10:50

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

RECEIVED
2007 APR 11 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

This is a computer-generated receipt. No signatu[illegible]

It is important to print a copy of the receipt for [illegible]

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	54500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057396250**	**0**	**0**
Amount of Issued Share Capital :	**198771447.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198771447.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002170722A
Transaction No	: C070081720
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 16/02/2007 10:48

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057341750**	**0**	**0**
Amount of Issued Share Capital :	**198657542.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198657542.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002170715A

Date/Time : 16/02/2007 10:46

Print

Transaction No : C070081710

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	12/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057339150**	**0**	**0**
Amount of Issued Share Capital :	**198653720.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198653720.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002170707A	Date/Time : 16/02/2007 10:43
Transaction No	: C070081700	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057336550**	**0**	**0**
Amount of Issued Share Capital :	**198650496.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198650496.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002170692A	Date/Time : 16/02/2007 10:40
Transaction No	: C070081686	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	45300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057328150**	**0**	**0**
Amount of Issued Share Capital :	**198635376.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198635376.25**	**0**	**0**

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002170578A

Date/Time : 16/02/2007 10:07

Print

Transaction No : C070081576

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	51800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057282850**	**0**	**0**
Amount of Issued Share Capital :	**198535716.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198535716.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002170568A

Date/Time : 16/02/2007 10:04

Transaction No : C070081565

[Print]

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057231050**	**0**	**0**
Amount of Issued Share Capital :	**198427454.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198427454.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002170559A
Transaction No	: C070081557
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 16/02/2007 10:01

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057228450**	**0**	**0**
Amount of Issued Share Capital :	**198423294.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198423294.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002170549A

Date/Time : 16/02/2007 09:57

Print

Transaction No : C070081546

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	124800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057196650**	**0**	**0**
Amount of Issued Share Capital :	**198353334.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198353334.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002170537A

Date/Time : 16/02/2007 09:54

Transaction No : C070081539

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057071850**	**0**	**0**
Amount of Issued Share Capital :	**198092502.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198092502.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002170522A	Date/Time : 16/02/2007 09:51
Transaction No	: C070081525	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/02/2007		

Save Delete Reset Back

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057069250**	**0**	**0**
Amount of Issued Share Capital :	**198088680.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198088680.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002170516A	Date/Time : 16/02/2007 09:48
Transaction No	: C070081516	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057066650**	**0**	**0**
Amount of Issued Share Capital :	**198084520.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198084520.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002170507A

Date/Time : 16/02/2007 09:46

Transaction No : C070081509

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in *cash* | For a consideration *other than cash* | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	125400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1057058850**	**0**	**0**
Amount of Issued Share Capital :	**198070480.25**	**0**	**0**
Amount of Paid-up Share Capital :	**198070480.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002165542A	Date/Time : 13/02/2007 12:06
Transaction No	: C070075956	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056933450**	**0**	**0**
Amount of Issued Share Capital :	**197794600.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197794600.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165529A

Date/Time : 13/02/2007 12:01

Transaction No : C070075942

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	57600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	08/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056898850**	**0**	**0**
Amount of Issued Share Capital :	**197722286.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197722286.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002165519A	Date/Time : 13/02/2007 11:57
Transaction No	: C070075931	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	08/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056841250**	**0**	**0**
Amount of Issued Share Capital :	**197637614.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197637614.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002165511A	Date/Time : 13/02/2007 11:54
Transaction No	: C070075922	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	61000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	08/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056838650**	**0**	**0**
Amount of Issued Share Capital :	**197633454.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197633454.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165493A

Date/Time : 13/02/2007 11:51

Transaction No : C070075906

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	08/02/2007		

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056777650**	**0**	**0**
Amount of Issued Share Capital :	**197557814.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197557814.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165483A

Date/Time : 13/02/2007 11:48

Transaction No : C070075895

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056772450**	**0**	**0**
Amount of Issued Share Capital :	**197548454.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197548454.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002165386A	Date/Time : 13/02/2007 11:25
Transaction No	: C070075794	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	07/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056735850**	**0**	**0**
Amount of Issued Share Capital :	**197467934.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197467934.25**	**0**	**0**

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165368A

Date/Time : 13/02/2007 11:21

Transaction No : C070075779

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	07/02/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056720250**	**0**	**0**
Amount of Issued Share Capital :	**197435330.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197435330.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165360A

Date/Time : 13/02/2007 11:19

Transaction No : C070075774

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	07/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056717650**	**0**	**0**
Amount of Issued Share Capital :	**197430650.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197430650.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165350A

Date/Time : 13/02/2007 11:16

Print

Transaction No : C070075765

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	07/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056712450**	**0**	**0**
Amount of Issued Share Capital :	**197419210.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197419210.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002165274A	Date/Time : 13/02/2007 10:55
Transaction No	: C070075696	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	07/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056676050**	**0**	**0**
Amount of Issued Share Capital :	**197343134.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197343134.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165265A

Date/Time : 13/02/2007 10:52

Transaction No : C070075687

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	07/02/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056663050**	**0**	**0**
Amount of Issued Share Capital :	**197322334.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197322334.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165255A

Date/Time : 13/02/2007 10:49

Transaction No : C070075678

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	07/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056662950**	**0**	**0**
Amount of Issued Share Capital :	**197322210.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197322210.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165249A

Date/Time : 13/02/2007 10:46

Transaction No : C070075673

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	07/02/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056662850**	**0**	**0**
Amount of Issued Share Capital :	**197322030.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197322030.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002161669A	Date/Time : 09/02/2007 11:50
Transaction No	: C070071587	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	06/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056636850**	**0**	**0**
Amount of Issued Share Capital :	**197264830.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197264830.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002161656A	Date/Time : 09/02/2007 11:47
Transaction No	: C070071568	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	06/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056619450**	**0**	**0**
Amount of Issued Share Capital :	**197228464.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197228464.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002161642A

Date/Time : 09/02/2007 11:45

Transaction No : C070071557

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	06/02/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056614250**	**0**	**0**
Amount of Issued Share Capital :	**197220144.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197220144.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002161618A	Date/Time : 09/02/2007 11:40
Transaction No	: C070071530	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED			
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	06/02/2007		

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056608450**	**0**	**0**
Amount of Issued Share Capital :	**197209704.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197209704.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002161606A

Date/Time : 09/02/2007 11:37

Transaction No : C070071512

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.27		
unpaid :	0		
Date of Allotment:	06/02/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056591050**	**0**	**0**
Amount of Issued Share Capital :	**197171424.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197171424.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002161594A

Date/Time : 09/02/2007 11:34

Transaction No : C070071502

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30550		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	06/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056587150**	**0**	**0**
Amount of Issued Share Capital :	**197162571.25**	**0**	**0**
Amount of Paid-up Share Capital :	**197162571.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002161581A
Transaction No	: C070071489
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/02/2007 11:31

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	06/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056556600**	**0**	**0**
Amount of Issued Share Capital :	**197098721.75**	**0**	**0**
Amount of Paid-up Share Capital :	**197098721.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002161567A

Date/Time : 09/02/2007 11:28

Transaction No : C070071477

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	06/02/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056550500**	**0**	**0**
Amount of Issued Share Capital :	**197089754.75**	**0**	**0**
Amount of Paid-up Share Capital :	**197089754.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002161558A
Transaction No	: C070071468
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/02/2007 11:25

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	06/02/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056541800**	**0**	**0**
Amount of Issued Share Capital :	**197075834.75**	**0**	**0**
Amount of Paid-up Share Capital :	**197075834.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002161548A

Date/Time : 09/02/2007 11:22

Transaction No : C070071458

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	06/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056537000**	**0**	**0**
Amount of Issued Share Capital :	**197069882.75**	**0**	**0**
Amount of Paid-up Share Capital :	**197069882.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002161534A
Transaction No	: C070071441
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/02/2007 11:19

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	06/02/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056526400**	**0**	**0**
Amount of Issued Share Capital :	**197050802.75**	**0**	**0**
Amount of Paid-up Share Capital :	**197050802.75**	**0**	**0**

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002160270A

Date/Time : 08/02/2007 15:31

Transaction No : C070070175

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	05/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056511200**	**0**	**0**
Amount of Issued Share Capital :	**197017362.75**	**0**	**0**
Amount of Paid-up Share Capital :	**197017362.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002160254A

Date/Time : 08/02/2007 15:28

Transaction No : C070070157

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	05/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056477600**	**0**	**0**
Amount of Issued Share Capital :	**196947138.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196947138.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002160241A

Date/Time : 08/02/2007 15:26

Transaction No : C070070144

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	05/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056472800**	**0**	**0**
Amount of Issued Share Capital :	**196940082.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196940082.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002160233A	Date/Time : 08/02/2007 15:23
Transaction No	: C070070135	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	05/02/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056437600**	**0**	**0**
Amount of Issued Share Capital :	**196862642.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196862642.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002160218A	Date/Time : 08/02/2007 15:21
Transaction No	: C070070122	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	05/02/2007		

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056403300**	**0**	**0**
Amount of Issued Share Capital :	**196790955.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196790955.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002160204A

Date/Time : 08/02/2007 15:18

Transaction No : C070070107

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	05/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056390100**	**0**	**0**
Amount of Issued Share Capital :	**196767195.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196767195.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002157433A

Transaction No : C070067272

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 07/02/2007 09:42

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	01/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056368100**	**0**	**0**
Amount of Issued Share Capital :	**196718795.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196718795.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002157422A	Date/Time : 07/02/2007 09:39
Transaction No	: C070067264	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	01/02/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056347300**	**0**	**0**
Amount of Issued Share Capital :	**196675323.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196675323.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002157369A

Date/Time : 07/02/2007 09:13

Transaction No : C070067202

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	01/02/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056331700**	**0**	**0**
Amount of Issued Share Capital :	**196641003.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196641003.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002157363A	Date/Time : 07/02/2007 09:10
Transaction No	: C070067196	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 30.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	01/02/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056308300**	**0**	**0**
Amount of Issued Share Capital :	**196592097.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196592097.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002157355A

Date/Time : 07/02/2007 09:08

Transaction No : C070067190

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	01/02/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056305700**	**0**	**0**
Amount of Issued Share Capital :	**196587417.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196587417.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002157349A	Date/Time : 07/02/2007 09:04
Transaction No	: C070067183	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	31/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056292700**	**0**	**0**
Amount of Issued Share Capital :	**196558817.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196558817.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002157345A
Transaction No	: C070067179
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 07/02/2007 09:02

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	31/01/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056279700**	**0**	**0**
Amount of Issued Share Capital :	**196531647.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196531647.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002157341A

Date/Time : 07/02/2007 09:00

Transaction No : C070067175

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	31/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056277100**	**0**	**0**
Amount of Issued Share Capital :	**196527825.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196527825.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002157336A
Transaction No	: C070067171
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 07/02/2007 08:57

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	31/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056268700**	**0**	**0**
Amount of Issued Share Capital :	**196514385.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196514385.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002157335A

Date/Time : 07/02/2007 08:55

Transaction No : C070067168

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	31/01/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056266100**	**0**	**0**
Amount of Issued Share Capital :	**196511161.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196511161.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002151856A
Transaction No	: C070060980
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 02/02/2007 10:36

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	30/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056258700**	**0**	**0**
Amount of Issued Share Capital :	**196494881.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196494881.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002151838A

Date/Time : 02/02/2007 10:34

Transaction No : C070060962

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	30/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056244500**	**0**	**0**
Amount of Issued Share Capital :	**196465203.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196465203.75**	**0**	**0**

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002151831A

Date/Time : 02/02/2007 10:31

Transaction No : C070060959

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	30/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056232900**	**0**	**0**
Amount of Issued Share Capital :	**196444323.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196444323.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002151757A

Date/Time : 02/02/2007 10:03

Transaction No : C070060892

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4350		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.27		
unpaid :	0		
Date of Allotment:	29/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056215500**	**0**	**0**
Amount of Issued Share Capital :	**196406043.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196406043.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002151732A	Date/Time : 02/02/2007 09:56
Transaction No	: C070060868	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	45950		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	29/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056211150**	**0**	**0**
Amount of Issued Share Capital :	**196396169.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196396169.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002151722A

Date/Time : 02/02/2007 09:52

Transaction No : C070060860

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4350		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	29/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056165200**	**0**	**0**
Amount of Issued Share Capital :	**196300133.75**	**0**	**0**
Amount of Paid-up Share Capital :	**196300133.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002151715A

Date/Time : 02/02/2007 09:50

Transaction No : C070060856

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	29/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056160850**	**0**	**0**
Amount of Issued Share Capital :	**196293739.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196293739.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002151703A

Date/Time : 02/02/2007 09:47

Print

Transaction No : C070060844

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		

Date of Allotment: 29/01/2007

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056153750**	**0**	**0**
Amount of Issued Share Capital :	**196282379.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196282379.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002151635A

Date/Time : 02/02/2007 09:12

Print

Transaction No : C070060783

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	29/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056153650**	**0**	**0**
Amount of Issued Share Capital :	**196282255.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196282255.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002151631A

Date/Time : 02/02/2007 09:09

Print

Transaction No : C070060780

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	29/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056147250**	**0**	**0**
Amount of Issued Share Capital :	**196270735.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196270735.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 31/01/2007 12:13

Print

Receipt No	: ACR0000002147009A
Transaction No	: C070054858
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	26/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056133650**	**0**	**0**
Amount of Issued Share Capital :	**196240815.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196240815.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002146995A

Date/Time : 31/01/2007 12:10

Transaction No : C070054839

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	26/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056112850**	**0**	**0**
Amount of Issued Share Capital :	**196197343.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196197343.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002146978A

Date/Time : 31/01/2007 12:08

Print

Transaction No : C070054821

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		

Date of Allotment: 26/01/2007

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056097250**	**0**	**0**
Amount of Issued Share Capital :	**196163023.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196163023.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 31/01/2007 12:05

Print

Receipt No	: ACR0000002146965A
Transaction No	: C070054804
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	26/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056085650**	**0**	**0**
Amount of Issued Share Capital :	**196138779.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196138779.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002146952A	Date/Time : 31/01/2007 12:03
Transaction No	: C070054785	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	26/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056079850**	**0**	**0**
Amount of Issued Share Capital :	**196130253.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196130253.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002143206A

Date/Time : 30/01/2007 10:18

Transaction No : C070049899

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	61000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	25/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056074050**	**0**	**0**
Amount of Issued Share Capital :	**196117493.25**	**0**	**0**
Amount of Paid-up Share Capital :	**196117493.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002143198A

Date/Time : 30/01/2007 10:14

Transaction No : C070049887

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	25/01/2007		

Save Delete Reset Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056013050**	**0**	**0**
Amount of Issued Share Capital :	**195990003.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195990003.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002143180A

Date/Time : 30/01/2007 10:11

Transaction No : C070049868

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	25/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056010450**	**0**	**0**
Amount of Issued Share Capital :	**195986181.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195986181.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002143170A
Transaction No	: C070049857
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 30/01/2007 10:08

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	25/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1056005150**	**0**	**0**
Amount of Issued Share Capital :	**195977701.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195977701.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002143157A

Date/Time : 30/01/2007 10:06

Transaction No : C070049842

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	37000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	25/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055997150**	**0**	**0**
Amount of Issued Share Capital :	**195963301.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195963301.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002141745A
Transaction No	: C070048018
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 29/01/2007 15:43

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	122200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	24/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055960150**	**0**	**0**
Amount of Issued Share Capital :	**195881901.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195881901.25**	**0**	**0**

bizFILE

INFORMATION RESOURCES

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Receipt Enquiry

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Receipt No. :	ACR0000002141720A
Date and Time :	29/01/2007 15:39:46
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C070047988	10.00	0.00
Total			**10.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

Date of Allotment: 24/01/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055837950**	**0**	**0**
Amount of Issued Share Capital :	**195626503.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195626503.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002141711A	Date/Time : 29/01/2007 15:36
Transaction No	: C070047974	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	24/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055832750**	**0**	**0**
Amount of Issued Share Capital :	**195618183.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195618183.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002141377A

Date/Time : 29/01/2007 14:37

Transaction No : C070047610

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	64300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	24/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055827550**	**0**	**0**
Amount of Issued Share Capital :	**195608823.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195608823.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002141359A

Date/Time : 29/01/2007 14:34

Print

Transaction No : C070047586

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	130000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	24/01/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055763250**	**0**	**0**
Amount of Issued Share Capital :	**195467363.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195467363.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002141341A
Transaction No	: C070047563
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 29/01/2007 14:30

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil.be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	24/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055633250**	**0**	**0**
Amount of Issued Share Capital :	**195195663.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195195663.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002141313A
Transaction No	: C070047533
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 29/01/2007 14:27

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	24/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055624150**	**0**	**0**
Amount of Issued Share Capital :	**195182286.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195182286.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002141294A	Date/Time : 29/01/2007 14:24
Transaction No	: C070047511	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	24/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055620250**	**0**	**0**
Amount of Issued Share Capital :	**195176046.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195176046.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002141274A

Date/Time : 29/01/2007 14:20

Transaction No : C070047489

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	130000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	24/01/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055607250**	**0**	**0**
Amount of Issued Share Capital :	**195152646.25**	**0**	**0**
Amount of Paid-up Share Capital :	**195152646.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000000213852OA

Date/Time : 26/01/2007 15:26

Transaction No : C070043861

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	71600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055477250**	**0**	**0**
Amount of Issued Share Capital :	**194866646.25**	**0**	**0**
Amount of Paid-up Share Capital :	**194866646.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002138500A

Date/Time : 26/01/2007 15:23

Transaction No : C070043841

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055405650**	**0**	**0**
Amount of Issued Share Capital :	**194717002.25**	**0**	**0**
Amount of Paid-up Share Capital :	**194717002.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138494A

Date/Time : 26/01/2007 15:20

Transaction No : C070043834

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	23/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055400450**	**0**	**0**
Amount of Issued Share Capital :	**194709358.25**	**0**	**0**
Amount of Paid-up Share Capital :	**194709358.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002138481A	Date/Time : 26/01/2007 15:18
Transaction No	: C070043820	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	23/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055394250**	**0**	**0**
Amount of Issued Share Capital :	**194698198.25**	**0**	**0**
Amount of Paid-up Share Capital :	**194698198.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002138461A	Date/Time : 26/01/2007 15:14
Transaction No	: C070043797	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	114300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055370250**	**0**	**0**
Amount of Issued Share Capital :	**194645398.25**	**0**	**0**
Amount of Paid-up Share Capital :	**194645398.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002138444A
Transaction No	: C070043782
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 26/01/2007 15:11

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10550		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055255950**	**0**	**0**
Amount of Issued Share Capital :	**194406511.25**	**0**	**0**
Amount of Paid-up Share Capital :	**194406511.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138421A

Date/Time : 26/01/2007 15:07

Transaction No : C070043757

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055245400**	**0**	**0**
Amount of Issued Share Capital :	**194391002.75**	**0**	**0**
Amount of Paid-up Share Capital :	**194391002.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138409A

Date/Time : 26/01/2007 15:04

Transaction No : C070043744

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055239650**	**0**	**0**
Amount of Issued Share Capital :	**194381802.75**	**0**	**0**
Amount of Paid-up Share Capital :	**194381802.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138396A

Date/Time : 26/01/2007 15:02

Transaction No : C070043728

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055224050**	**0**	**0**
Amount of Issued Share Capital :	**194353722.75**	**0**	**0**
Amount of Paid-up Share Capital :	**194353722.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138381A

Date/Time : 26/01/2007 14:58

Transaction No : C070043711

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	93600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055198050**	**0**	**0**
Amount of Issued Share Capital :	**194296522.75**	**0**	**0**
Amount of Paid-up Share Capital :	**194296522.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138373A

Date/Time : 26/01/2007 14:56

Transaction No : C070043701

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055104450**	**0**	**0**
Amount of Issued Share Capital :	**194100898.75**	**0**	**0**
Amount of Paid-up Share Capital :	**194100898.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138364A

Date/Time : 26/01/2007 14:53

Transaction No : C070043692

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055099250**	**0**	**0**
Amount of Issued Share Capital :	**194093254.75**	**0**	**0**
Amount of Paid-up Share Capital :	**194093254.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002138353A	Date/Time : 26/01/2007 14:50
Transaction No	: C070043679	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/01/2007		

Save | Delete | Reset | Back

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055091450**	**0**	**0**
Amount of Issued Share Capital :	**194080774.75**	**0**	**0**
Amount of Paid-up Share Capital :	**194080774.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138345A

Date/Time : 26/01/2007 14:48

Transaction No : C070043672

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	72800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055081050**	**0**	**0**
Amount of Issued Share Capital :	**194062054.75**	**0**	**0**
Amount of Paid-up Share Capital :	**194062054.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002138327A	Date/Time : 26/01/2007 14:45
Transaction No	: C070043647	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1055008250**	**0**	**0**
Amount of Issued Share Capital :	**193901894.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193901894.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138308A

Date/Time : 26/01/2007 14:41

Print

Transaction No : C070043624

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 540.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/01/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054927650**	**0**	**0**
Amount of Issued Share Capital :	**193733440.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193733440.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002138290A

Date/Time : 26/01/2007 14:37

Print

Transaction No : C070043600

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 550.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/01/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054919850**	**0**	**0**
Amount of Issued Share Capital :	**193721974.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193721974.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002138260A	Date/Time : 26/01/2007 14:32
Transaction No	: C070043563	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 560.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054914650**	**0**	**0**
Amount of Issued Share Capital :	**193713654.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193713654.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137748A

Date/Time : 26/01/2007 11:54

Print

Transaction No : C070042997

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as,
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/01/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054909450**	**0**	**0**
Amount of Issued Share Capital :	**193704294.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193704294.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137730A

Date/Time : 26/01/2007 11:50

Transaction No : C070042974

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	119600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/01/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054828850**	**0**	**0**
Amount of Issued Share Capital :	**193526974.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193526974.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002137709A
Transaction No	: C070042948
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 26/01/2007 11:46

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

Date of Allotment: 22/01/2007

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054709250**	**0**	**0**
Amount of Issued Share Capital :	**193277010.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193277010.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137695A

Date/Time : 26/01/2007 11:44

Print

Transaction No : C070042930

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

Date of Allotment: 22/01/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054701450**	**0**	**0**
Amount of Issued Share Capital :	**193265544.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193265544.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002137678A

Date/Time : 26/01/2007 11:41

Print

Transaction No : C070042914

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054696250**	**0**	**0**
Amount of Issued Share Capital :	**193257224.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193257224.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137663A

Date/Time : 26/01/2007 11:38

Transaction No : C070042899

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/01/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054693650**	**0**	**0**
Amount of Issued Share Capital :	**193254000.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193254000.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002137640A

Date/Time : 26/01/2007 11:34

Print

Transaction No : C070042872

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	85800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/01/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1054685850**	**0**	**0**
Amount of Issued Share Capital :	**193239960.75**	**0**	**0**
Amount of Paid-up Share Capital :	**193239960.75**	**0**	**0**

END